SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

World Energy Solutions, Inc.

(Name of Subject Company)

World Energy Solutions, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98145W208

(CUSIP Number of Class of Securities)

Philip V. Adams

President

World Energy Solutions, Inc.

100 Front Street

Worcester, Massachusetts 01608

Telephone: (508) 459-8100

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Michael A. Refolo

Andrew Croxford

Mirick, O’Connell, DeMallie & Lougee, LLP

100 Front Street

Worcester, Massachusetts 01608-1477

Telephone: (508) 929-1622

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

Name and Address.

The name of the subject company is World Energy Solutions, Inc., a Delaware corporation (“WES” or the “Company”). The address and telephone number of the Company’s principal executive office is 100 Front Street, Worcester, Massachusetts 01608 and (508) 459-8100.

Securities.

This Solicitation/Recommendation on Schedule 14D-9 (together with the exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates to the Company’s common stock, par value $0.0001 per share (the “Common Stock”). As of November 3, 2014, there were 12,713,158 shares of Common Stock issued and outstanding, which includes 251,750 shares of unvested restricted stock.

Item 2.	Identity and Background of Filing Person

(a) Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading, “Name and Address” in Item 1, which information is incorporated by reference herein. The Company’s website address is www.worldenergy.com. The information on the Company’s website should not be considered a part of this Schedule 14D-9.

(b) Tender Offer and Merger.

This Schedule 14D-9 relates to the tender offer by Wolf Merger Sub Corporation, a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of EnerNOC, Inc., a Delaware corporation (“EnerNOC” and, together with Merger Sub, the “Offerors”), to purchase all outstanding shares of Common Stock (collectively, the “Shares”) at a price of $5.50 per Share, net to the seller in cash (less any required withholding taxes and without interest) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, which together with the Offer to Purchase, constitute the “Offer”), which are annexed to and filed with the Offerors’ Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by the Offerors with the U.S. Securities and Exchange Commission (the “SEC”) on November 19, 2014. The Offer to Purchase and Letter of Transmittal are being mailed with this Schedule 14D-9 and are filed as Exhibits (a)(1) and (a)(2), respectively, hereto and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 4, 2014, by and among EnerNOC, Merger Sub and the Company (as amended from time to time, the “Merger Agreement”). The Merger Agreement sets forth the terms and conditions of the Offer and provides that, among other things, as soon as practicable following the consummation of the Offer and, subject to the satisfaction or waiver of certain customary conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”) in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and as a wholly owned subsidiary of EnerNOC.

The Merger will be governed by Section 251(h) of the DGCL, which provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger for the acquired corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the acquired corporation. Accordingly, if the Offer is consummated, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL and, concurrently with the closing of the Merger, the Company and EnerNOC will cause a certificate of merger (the “Certificate of Merger”) to be filed with the Secretary of State of the State of Delaware under the DGCL. The Merger will be effective at the time of such filing or such later time as specified in the Certificate of Merger and agreed to by the Company and EnerNOC in writing (the “Effective Time”).

Pursuant to the Merger Agreement, at the Effective Time any remaining Shares not validly tendered pursuant to the Offer (other than any (i) Shares owned by EnerNOC, Merger Sub or any other affiliate of EnerNOC that is directly or indirectly wholly owned by the ultimate parent of EnerNOC, (ii) Shares owned by the Company or any direct or indirect wholly-owned subsidiary of the Company and (iii) Shares held by the Company’s stockholders who properly demand and perfect dissenters’ rights in accordance with Section 262 of the DGCL and who, as of the Effective Time of the Merger, have not effectively withdrawn or lost such dissenters’ rights) will be cancelled and extinguished and converted automatically into the right to receive cash in an amount equal to the Offer Price. In addition, holders of vested stock options with an exercise price equal to or less than the Offer Price shall receive the Offer Price less the per Share exercise price for each Share underlying such options. All other holders of options shall receive an option to purchase shares of EnerNOC’s common stock based on an equity award exchange ratio set forth in the Merger Agreement.

The Merger Agreement also provides that, at the Effective Time, and in accordance with the terms of each warrant to purchase shares of the Company’s Common Stock that is issued and outstanding immediately prior to the Effective Time, the Surviving Corporation shall pay the holder of each such warrant, as promptly as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the product of (i) the aggregate number of shares of Common Stock subject to such warrant, multiplied by (ii) the excess, if any, of the Merger Consideration (as defined in the Offer to Purchase) over the per share exercise price under such warrant. In the event that the per share exercise price under a warrant is equal to or greater than the Merger Consideration, such warrant shall be cancelled as of the Effective Time without payment therefor and shall have no further force or effect.

Pursuant to the Merger Agreement, with respect to each award of restricted stock under the Company’s stock plans (each a “Restricted Stock Award and collectively, the “Restricted Stock Awards”), at the Effective Time, each Restricted Stock Award outstanding immediately prior to the Effective Time (whether vested or unvested), will be cancelled and converted into the right to receive, as soon as reasonably practicable after the Effective Time, a cash payment per Share equal to the Offer Price less any applicable tax withholding. With respect to any unvested Restricted Stock Awards, the cash payment per Share equal to the Offer Price less any applicable tax withholding and without interest, shall remain subject to the same repurchase option, risk of forfeiture, vesting schedule and other conditions as were set forth in the applicable restricted stock purchase agreement or other contract and shall be payable at the time such Restricted Stock Award would have vested or when the applicable conditions would have terminated, as applicable, provided that the holder of the unvested Restricted Stock Award continues to be employed or in service with EnerNOC or its affiliates through the applicable vesting date or termination of condition.

EnerNOC and the Company have made customary representations, warranties and covenants in the Merger Agreement, including covenants (i) to promptly make all filings required by the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and other applicable laws with respect to the Offer and the Merger; and (ii) to use their commercially reasonable efforts to take all appropriate action to consummate and effectuate the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Additionally, prior to consummation of the Merger, the Company has agreed to conduct its business in all material respects in the ordinary and usual course and to comply with certain other operating covenants through the consummation of the Merger.

During the period beginning on the date of the Merger Agreement and continuing until 11:59 p.m., Boston, Massachusetts time, on December 29, 2014 (the “Go-Shop Period”), the Company has the right to directly or indirectly initiate, solicit or encourage any Takeover Proposals (as defined in the Merger Agreement) and waive standstill provisions to enable Takeover Proposals to acquire the entire Company to be submitted to the Company. At the end of the Go-Shop Period, the Company must cease any existing solicitation, encouragement, discussion or negotiation with any third parties but may continue to receive proposals and engage in discussions and activities with third parties that the Company’s Board of Directors (the “Board”) believes in good faith is, or could reasonably be expected to result in, a Superior Proposal (as defined in the Merger Agreement).

The Merger Agreement contains certain termination rights for the Company and EnerNOC. Upon termination of the Merger Agreement circumstances by EnerNOC upon a breach by the Company or other reasons of termination by EnerNOC specified in the Merger Agreement, the Company will be required to pay EnerNOC a termination fee of $2,398,821. Notwithstanding the foregoing, the termination fee will be $1,028,066 if the Merger Agreement is terminated by the Company in order to enter into a Superior Proposal, provided that such termination occurs during the Go-Shop Period or thereafter with respect to a Superior Proposal from certain excluded parties. The Merger Agreement also provides that EnerNOC will be required to pay the Company a reverse termination fee of $3,598,232 under certain circumstances specified in the Merger Agreement. The termination fee payable by the Company is the sole and exclusive remedy except in limited circumstances in the event of fraud or willful breach or in the event of a breach of the “go-shop” provisions.

Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act), the Offer on November 19, 2014. Subject to the terms and conditions of the Merger Agreement and the Offer, which allow for limited extensions, the Offer will expire at 11:59 p.m., Boston Massachusetts time, on January 2, 2015.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2), respectively, hereto and are incorporated herein by reference. The Merger Agreement is summarized in Section 13—“The Transaction Documents—The Merger Agreement” of the Offer to Purchase. The summary of the Merger Agreement set forth in the Offer to Purchase and any summary provisions of the Merger Agreement set forth herein do not purport to be complete and each is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to this Schedule 14D-9 (by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 5, 2014) and is incorporated herein by reference.

As set forth in the Offer to Purchase, the principal executive offices of EnerNOC and Merger Sub are located at One Marina Park Drive, Suite 400, Boston, Massachusetts 02210.

The information relating to the Offer, including the Schedule TO, this Schedule 14D-9 and related documents can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as set forth in this Schedule 14D-9, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings nor any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) EnerNOC, Merger Sub or their respective officers, directors or affiliates, on the other hand.

Arrangements with EnerNOC and Merger Sub.

Ownership of Shares

According to the Offer to Purchase, as of November 19, 2014, neither EnerNOC nor Merger Sub nor any of their affiliates own any Shares.

Interest in the Offer and the Merger

The interest of EnerNOC and its affiliates in respect of the Offer and the Merger are different from the interests of the Company’s stockholders because EnerNOC has an interest in acquiring Shares at the lowest possible price, whereas the Company’s stockholders have an interest in selling their Shares for the highest possible price. Certain of the Company’s executive officers and directors may have financial interests and inducements related to the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from, or in addition to, the interests of holders of Shares generally. The special committee of independent directors established by the Board (the “Special Committee”) and the Board were aware of these potentially differing interests and inducements and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching the decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4—The Solicitation or Recommendation.”

In addition, while the stockholders of the Company will cease to have any interest in the Company after they sell their Shares in the Offer or after their Shares are converted in the Merger, EnerNOC will benefit from any future increases in the value of the Company and bear the risks of any future decreases in the value of the Company.

Merger Agreement

The summary of the Merger Agreement contained in Section 13—“The Transaction Documents—The Merger Agreement” of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15—“Conditions to the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement incorporated by reference in this Schedule 14D-9 is intended to provide holders of Shares with information regarding the terms of the Merger Agreement and is not intended to update, modify or supplement any factual disclosures about the Offerors or the Company or any of their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purposes of allocating risk between the parties, rather than establishing matters as facts, and establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer or the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise. Such representations, warranties and covenants may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC, and in some cases were qualified by disclosures set forth in a disclosure letter that was provided by the Company to the other parties but is not publicly filed as part of the Merger Agreement. Stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent developments or new information may or may not be fully reflected in the parties’ public disclosures.

Non-Disclosure Agreement

The Company and EnerNOC entered into a Non-Disclosure Agreement, effective as of April 15, 2014, as amended by amendments dated June 11, 2014, August 20, 2014, October 3, 2014, October 15, 2014 and October 31, 2014 (collectively, the “Non-Disclosure Agreement”). Pursuant to the Non-Disclosure Agreement,

subject to certain exceptions, the Company and EnerNOC agreed to keep confidential all trade secrets or confidential or proprietary information. Under the Non-Disclosure Agreement, proprietary information includes any notes, analyses, compilations, studies, interpretations, memoranda or other documents which contain, reflect or are based upon any proprietary information.

The Company and EnerNOC also agreed for a period of two (2) years after the date of the Non-Disclosure Agreement not to solicit or attempt to solicit any employee, consultant or independent contractor of the other to become an employee, consultant or independent contractor, subject to certain exceptions related to general solicitations and hiring previously terminated employees.

The foregoing summary description of the Non-Disclosure Agreement does not purport to be complete and is qualified in its entirety by reference to the Non-Disclosure Agreement, a copy of which is filed as Exhibit (d)(2)(i) hereto and is incorporated by reference herein.

Tender and Support Agreements

On November 4, 2014, each of the Company’s directors and executive officers (each a “Signatory” and, collectively, the “Signatories”) entered into a Tender and Support Agreement with the Offerors (each, a “Tender and Support Agreement” and collectively, the “Tender and Support Agreements”), pursuant to which the Signatories agreed, among other things, to tender all of their Shares in the Offer on the terms and subject to the conditions set forth in the Tender and Support Agreements. The Signatories hold, beneficially or of record, approximately 515,414 outstanding Shares in the aggregate (which for purposes of this subsection excludes any Shares issuable upon exercise of stock options), which represents approximately 4.14% of the Shares issued and outstanding. The Signatories entered into the Tender and Support Agreements solely in their capacities as stockholders of the Company and the Company is not a party to the Tender and Support Agreements.

The foregoing summary description of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Form of Tender and Support Agreement, a copy of which is filed as Exhibit (d)(3) hereto and is incorporated herein by reference.

Arrangements with Executive Officers, Directors and Affiliates of the Company.

In considering the recommendation of the Board set forth below in “Item 4—The Solicitation or Recommendation,” the Company’s stockholders should be aware that the Company’s executive officers and directors have agreements or arrangements that may provide them with interests in the Offer and the Merger that may differ from, or are in addition to, those of the Company’s stockholders generally. These interests may present such executive officers and directors with certain conflicts of interest. The Special Committee and the Board were aware of these potential conflicts and considered them, among other matters, in reaching the decision to approve the Merger Agreement and the transactions contemplated thereby.

Consideration Payable for Shares Tendered Pursuant to the Offer

If each of the Company’s executive officers and directors (and persons and entities affiliated with them) were to tender any Shares each owns for purchase pursuant to the Offer, each would receive the same cash consideration on the same terms and conditions as the Company’s other tendering stockholders. As of November 4, 2014, the Company’s directors and executive officers (and persons and entities affiliated with them) owned, in the aggregate, 515,414 Shares (which for purposes of this subsection excludes any Shares issuable upon exercise of stock options). If the Company’s directors and executive officers (and persons and entities affiliated with them) were to tender all of their current Shares for purchase pursuant to the Offer and those Shares were accepted for payment and paid for by the Offerors, the directors and executive officers (and persons and entities affiliated with them) would receive an aggregate of approximately $2.8 million in cash, subject to any withholding required by applicable tax laws. For a description of the treatment of stock options held by the directors and executive officers of the Company, see below under the heading “Effect of the Offer and the Merger on Stock Options.” For a description of the treatment of restricted stock held by the directors and executive officers of the Company, see below under the heading “Effect of the Offer and the Merger on Restricted Stock Awards.”

The following table sets forth, as of November 4, 2014, the cash consideration that each executive officer and non-employee director would be entitled to receive in respect of his or her outstanding Shares if such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by the Offerors.

Name	Number of Shares		Consideration Payable in Respect of Shares ($)
Philip V. Adams	218,000		1,199,000
Martha Danly	—		—
James F. Parslow	38,438		211,409
Edward Libbey	192,973	(1)	1,061,352
Thad Wolfe	34,614		190,377
Ralph Sheridan	16,149	(2)	88,820
Peter Londa	7,032		38,676
Sean Sweeney	6,149		33,820
John Fox	2,059		11,325

Total	515,414		2,834,779

(1)	Includes 66,300 shares owned by Edward Libbey’s wife.
(2)	Includes 10,000 shares owned directly by Ralph Sheridan with the remaining 6,149 being held by Value

Management, LLC of which Ralph Sheridan is a 100% owner.

Effect of the Offer and the Merger on Stock Options

The Merger Agreement provides that, with respect to each stock option to acquire Shares issued under the Company’s stock plans (each, an “Option” and collectively, the “Options”), at the Effective Time, each Option that is outstanding and vested immediately prior to the Effective Time, if the per Share exercise price for the Option is equal to or less than the Offer Price, will be cancelled immediately prior to the Effective Time and converted into the right to receive, as soon as reasonably practicable after the Effective Time, a cash payment equal to the product of (x) the total number of Shares subject to such Option and (y) the amount, if any, by which $5.50 exceeds the exercise price per Share underlying such Option, less any applicable tax withholding.

Pursuant to the Merger Agreement, at the Effective Time, each Company Option that is outstanding and unvested as of immediately prior to the Effective Time, and Options in which the exercise price per Share is greater than $5.50, will be assumed by EnerNOC, and automatically converted at the Effective Time into options to purchase shares of common stock of EnerNOC, based on an “equity award exchange ratio”. The equity award exchange ratio will be calculated by dividing the Offer Price by the volume weighted average trading price of one share of EnerNOC common stock as reported on NASDAQ during the 20-day period ending on the second to last NASDAQ trading date immediately before the Effective Time.

The following table sets forth information regarding the stock options held by the Company’s directors and executive officers as of November 4, 2014:

Name	Number of Shares Underlying Option		Exercise Price/ Share ($)	Payment Upon Option Cancellation ($)
Philip V. Adams	50,000		$3.17	116,500
Martha Danly	37,500	(1)	$3.81	63,375
James F. Parslow	1,250		$3.17	2,913
	6,000	(2)	$3.81	10,140

Total	94,750			192,928

(1)	Excludes 37,500 shares that were unvested as of November 4, 2014.
(2)	Excludes 6,000 shares that were unvested as of November 4, 2014.

Effect of the Offer and the Merger on Restricted Stock Awards

The Merger Agreement provides that, with respect to each Restricted Stock Award, at the Effective Time, each Restricted Stock Award outstanding immediately prior to the Effective Time (whether vested or unvested), will be cancelled and converted into the right to receive, as soon as reasonably practicable after the Effective Time, a cash payment per Share equal to the Offer Price less any applicable tax withholding. With respect to any unvested Restricted Stock Awards, the cash payment per Share equal to the Offer Price less any applicable tax withholding and without interest, shall remain subject to the same repurchase option, risk of forfeiture, vesting schedule and other conditions as were set forth in the applicable restricted stock purchase agreement or other contract and shall be payable at the time such Restricted Stock Award would have vested or when the applicable conditions would have terminated, as applicable, provided that the holder of the unvested Restricted Stock Award continues to be employed or in service with EnerNOC or its affiliates through the applicable vesting date or termination of condition.

The following table sets forth information regarding the unvested Restricted Awards held by the Company’s directors and executive officers as of November 4, 2014:

Name	Number of Restricted Stock Awards		Payment Upon Cancellation ($)
Philip V. Adams	75,000	(1)	412,500
James F. Parslow	40,000	(2)	220,000

Total	115,000		632,500

(1)	Includes 50,000 shares that vest on June 6, 2016 and 25,000 shares that vest on February 7, 2017.
(2)	All shares vest on September 20, 2016.

Section 16 Matters

Pursuant to the Merger Agreement, the Company has agreed to take all steps as may be required to cause to be exempt under Rule 16b-3 under the Exchange Act any dispositions of Shares pursuant to the Offer and the Merger that are treated as dispositions under Rule 16b-3 by each director or officer of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company.

Employment Agreements Following the Merger

As of the date of this Schedule 14D-9, the Offerors have informed the Company that no members of the Company’s current management has entered into any agreement, arrangement or understanding with EnerNOC, Merger Sub or their affiliates regarding employment with the Surviving Corporation. However, EnerNOC may in the future enter into employment or consultancy, compensation, retention, severance or other employee or consultant benefit arrangements with the Company’s executive officers and other key Company employees. The Offerors may also choose not to enter into employment or consultancy, compensation, retention, severance or other employee or consultant benefit arrangements with the Company’s executive officers and other key Company employees.

Philip Adams Employment Agreement

Effective February 7, 2013, the Company and Mr. Adams entered into an employment agreement (the “Employment Agreement”) to reflect his new role and responsibilities as the Company’s Chief Executive Officer. Under the Employment Agreement, Mr. Adams is paid a base salary of $25,000 per month, and is eligible for a bonus based on criteria to be determined by the Board (see “Bonus Arrangements for Executive Officers” below).

See Item 8—Golden Parachute Payments below for additional information regarding severance disclosure.

Bonus Arrangements for Executive Officers

Under the revised Company’s bonus compensation plan, the Company’s annual cash incentive bonus for executive officers is intended to compensate for performance related to the Company’s operational and financial goals. No executive bonus may be awarded unless the Company has achieved net income at fiscal year-end. The net income shall be split, with 50% retained by the Company, and 50% forming the bonus pool up to an aggregate total executive bonus pool cap of $340,000 and any additional net income shall be retained by the Company. Further, any amount in the bonus pool that is not awarded shall be retained by the Company.

The bonuses will be awarded based on the following business performance criteria and percentages, as set forth below: (1) net income; (2) new bookings and renewals achievement; and (3) year-end cash balance. The Chief Executive Officer and Chief Operating Officer will receive 50% of their bonus upon achievement of the net income target, 25% upon the new bookings target, and 25% upon the renewals achievement target. The Chief Financial Officer will receive 50% of his bonus upon achievement of the net income target, 12.5% upon the new bookings target, 12.5% upon the renewals achievement, and 25% upon achievement of the year-end cash balance target, including collections against accounts receivable.

On November 1, 2014, the Special Committee resolved (i) that for the purposes of calculating payments under the Company’s bonus/commission structure (including the bonus compensation plan for executive officers) for the year ending December 31, 2014, the Company’s year-end financial results will be calculated excluding all transaction related expenses incurred in connection with the Merger; and (ii) an employee being terminated will not impact an employee’s right to receive his or her bonus, unless the employee voluntarily resigns or is terminated for cause prior to the payment date.

Director and Officer Indemnification and Insurance

Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where such liability arises from a breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the payment of a dividend or a stock redemption or repurchase in violation of the DGCL, or any transaction from which the director derived an improper personal benefit. Included in the Company’s certificate of incorporation, as amended to date (the “Charter”) is a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted under the DGCL, as it now exists or may in the future be amended. The Company has also entered into indemnification agreements with each of its executive officers and directors providing for a contractual right to indemnification to the fullest extent permitted by law, and includes, in certain circumstances, the right to advancement of expenses.

Section 145 of the DGCL (“Section 145”) provides that, subject to certain limitations, a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful. The Company has included in its Charter provisions that require the Company to provide indemnification to its current and former directors and officers and other persons serving at the request of the corporation as an officer, director, partner, employee or trustee of another corporation, partnership, joint venture, trust or other enterprise (each an “Indemnitee”) to the fullest extent permitted under the DGCL. In addition, Section 145 also provides that expenses, including attorneys’ fees, incurred by an officer or director of the corporation in defending an action, suit or proceeding may be paid by the corporation in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount so advanced if it is ultimately determined that the person is not entitled to be indemnified by the corporation as authorized by Section 145, and further provides that such expenses incurred by former directors and officers or other employees and agents of the corporation (or persons serving at the request of the corporation in related capacities) may be paid upon such terms and conditions as the corporation deems appropriate. The Charter provides that the Company shall advance expenses to Indemnitees incurred in connection with any such proceeding; provided that such advancements will be made only upon an undertaking to repay if indemnification is ultimately not permitted.

In addition, the Company also maintains insurance on behalf of its directors and officers insuring them against liability asserted against them in their capacities as directors or officers or arising out of such status.

The Merger Agreement provides that all existing rights to indemnification, advancement of expenses and exculpation that any person who is or has been at any prior time or who becomes prior to the consummation of the Merger an officer or director of the Company or its subsidiaries (an “Indemnified Party”) is entitled to and that are contained in the organizational documents of the Company or any of its subsidiaries as in effect as of November 4, 2014, will survive the Merger and will be assumed by the Surviving Corporation.

Pursuant to the Merger Agreement, for six years after the Effective Time, to the fullest extent permitted under applicable law, EnerNOC and the Surviving Corporation have agreed to indemnify, defend and hold harmless each Indemnified Party with respect to all actions or omissions by each Indemnified Party in its capacity as such occurring at or prior to the Effective Time, and to reimburse each Indemnified Party for any legal or other expenses reasonably incurred in connection with investigating or defending any losses, claims, damages, liabilities, fees, expenses, judgments and fines as such expenses are incurred, subject to the Surviving Corporation’s receipt of an undertaking by such Indemnified Party to repay such legal and other fees and expenses paid in advance if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party is not entitled to be indemnified under applicable law; provided, however, that the Surviving Corporation will not be liable for any settlement effected without the Surviving Corporation’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed). In addition, the Surviving Corporation has agreed to, and EnerNOC has agreed to cause the Surviving Corporation to, (i) maintain in effect for a period of six years after the Effective Time, if available, the current policies of directors’ and officers’ liability insurance maintained by the Company immediately prior to the Effective Time (provided that the Surviving Corporation may substitute therefor policies, of at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of the Company when compared to the insurance maintained by the Company as of the date of the Merger Agreement), or (ii) obtain as of the Effective Time “tail” insurance policies with a claims period of six years from the Effective Time with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of the Company, in each case with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the transactions contemplated by the Merger Agreement); provided, however, that in no event will the Surviving

Corporation be required to expend, for any such annual policy in excess of $300,000 annually (the “Maximum Premium”). If such insurance coverage cannot be obtained at an annual premium equal to or less than the Maximum Premium, the Surviving Corporation has agreed to obtain, and EnerNOC has agreed to cause the Surviving Corporation to obtain, that amount of directors’ and officers’ insurance (or “tail” coverage) obtainable for an annual premium equal to the Maximum Premium.

Item 4.	The Solicitation or Recommendation

Recommendation of the Special Committee and the Company’s Board of Directors.

For the reasons described in more detail below, after careful consideration, the Special Committee on November 1, 2014, unanimously (a) determined, subject to the receipt of the Fairness Opinion, that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable to, and in the best interests of, the holders of Common Stock; (b) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the other transaction documents; (c) recommended, subject to the terms of the Merger Agreement, that the holders of Common Stock accept the Offer at the Offer Price; and (d) adopted certain other resolutions necessary and appropriate to effect such transaction.

In addition and for the reasons described in more detail below, after careful consideration, the Board, on November 3, 2014, unanimously (a) determined and declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of the Company and its stockholders; (b) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement (such approval having been made in accordance with the DGCL); (c) elected that the Merger Agreement and the transactions contemplated thereby be expressly governed by Section 251(h) of the DGCL; (d) approved the Merger Agreement, the Offer, the Merger and the Tender and Support Agreement (although the Company is not a party to the Tender and Support Agreement) for purposes of and in accordance with Section 203 of the DGCL; (e) recommended that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer; and (f) adopted certain other resolutions necessary and appropriate to effect such transactions.

The Board, based on the Special Committee’s recommendation and for the other reasons described in more detail below, hereby unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

In reaching the conclusions and in making the recommendation described above, the Board consulted with the Company’s management, as well as the Company’s financial and legal advisors, and took into account a number of reasons, described under “Background to the Offer; Reasons for the Recommendation of the Board” below.

Background of the Offer; Reasons for the Recommendation of the Board

The parties first engaged in discussions regarding the possible acquisition of the Company by EnerNOC in early 2010 and, on March 1, 2010, entered into a mutual non-disclosure agreement. Shortly thereafter, the Company provided minimal confidential information to support a possible offer from EnerNOC.

On March 5, 2010, EnerNOC provided an indication of interest and preliminary term sheet to purchase the Company for $3.75—$4.00 per Share in shares of EnerNOC’s common stock, based on the immediately preceding 30-day average closing price of such Shares. EnerNOC’s shares of common stock sold in the range of $25.93 to $37.00 during the first quarter of 2010. After review of such indication of interest by the Board at a meeting in March 2010, the Board determined that the offered price was insufficient for a sale given the Company’s prospects. On March 23, 2010, Timothy Healy, EnerNOC’s Chief Executive Officer, emailed the

Company’s key management to further express interest. However, after failing to reach agreement on valuation, on March 26, 2010, EnerNOC formally withdrew its proposal. Thereafter, there were few communications and occasional attempts to do business together by the companies through 2013.

On November 21, 2013, Philip V. Adams, the Company’s Chief Executive Officer, met with Mr. Healy for the purpose of getting reacquainted and to discuss the possibility of a strategic combination of the two companies. Mr. Adams and Mr. Healy exchanged emails in November and December of 2013 to schedule a follow up meeting but were unsuccessful in arranging a date.

On January 10, 2014, Ardsley Advisory Partners and its affiliates (“Ardsley”) filed a Schedule 13D with the SEC, together with a letter to Dr. Edward Libbey, then Chairman of the Board, relaying Ardsley’s recommendation that the Company focus on the energy procurement business, primarily for large enterprises, and cease making investments in the energy efficiency business.

On February 6, 2014, the Company engaged Canaccord Genuity, Inc. (“Canaccord”) to provide financial advisory services related to a review of the Company’s strategic alternatives, including an analysis and evaluation of the Company’s business, operations, financial condition and prospects. Under the terms of that engagement, Canaccord would also assist the Company’s management in the development of a mergers and acquisitions strategy and an evaluation of the Company’s financing needs and available financing alternatives. On February 20, 2014, the Company issued a press release that included an announcement that the Company had retained Canaccord to assist in its review of the Company’s strategic alternatives.

On March 10, 2014, Mr. Healy emailed Mr. Adams to propose the possibility of the two companies entering into acquisition discussions, subject to obtaining the Company’s advance commitment that EnerNOC and the Company would be “headed in the same direction.” The following day, after consulting with Dr. Libbey, Mr. Adams replied to Mr. Healy and stated that he had been instructed to have further discussions. Mr. Healy requested an opportunity to present his thoughts regarding a potential combination to the Board.

On March 18, 2014, Mr. Adams communicated the Board’s desire to have Mr. Healy make a presentation to the Board at its next regularly scheduled meeting to be held on March 25, 2014. Mr. Adams and Mr. Healy had several telephone calls prior to the Board meeting to coordinate the presentation.

On March 25, 2014, the Board held a meeting with representatives of Canaccord and Mirick, O’Connell, DeMallie & Lougee LLP, the Company’s outside general counsel (“Mirick O’Connell”) in attendance. At the meeting, Canaccord reported on the Company’s position in the market as well as the valuation and merger and acquisition environment for similar businesses and Mirick O’Connell discussed the Board’s fiduciary duties with respect to any transaction proposal. Following that discussion, Mr. Healy and Neil Moses, Chief Financial Officer of EnerNOC, joined the meeting to present an overview of the business of EnerNOC and the perceived general synergies if the two companies were combined. Mr. Healy noted that he was not prepared at that time to suggest a purchase price but suggested that the transaction consideration would likely be all cash. He advised the Board that EnerNOC would not participate in a broader auction process if the Company made a determination to conduct such a process although it would agree to provisions for a post-signing go-shop and he noted EnerNOC’s willingness to move forward only under an exclusivity agreement. Mr. Healy further suggested that the parties have a more in depth conversation, together with agreement as to a due diligence process. After Mr. Healy and Mr. Moses exited the meeting, the Board discussed the concept of combining with EnerNOC and determined to compare its own outlook without a combination, the possibility of other acquirers, and the possibility of combining with EnerNOC. The Board discussed with Canaccord EnerNOC’s transaction history and the potential loss of EnerNOC as a suitor if the Company were to initiate a broad sale process. The Board determined to continue discussions with EnerNOC and to allow it access to certain confidential information subject to execution of an appropriate non-disclosure agreement. The Board suggested a further review of internal strategies and asked Canaccord to create a list of potential buyers and strategic partners to assist the Board with its analysis.

On April 1, 2014, Mr. Healy followed up with Mr. Adams to express his continued interest in the Company as a result of the March 25 meeting.

On April 4 and April 6, 2014, Mr. Adams met with members of EnerNOC’s management team to discuss business process and technology issues. On or about the same date, Canaccord was contacted by the investment banking firm, Pacific Crest, who informed Canaccord that they had been retained by EnerNOC as its financial advisor for a potential transaction. Subsequently Canaccord and Pacific Crest engaged in multiple interactions as the companies explored a transaction.

On April 15, 2014, the Company and EnerNOC executed the Non-Disclosure Agreement.

On April 16, 2014, members of EnerNOC’s and the Company’s senior teams met at the offices of Canaccord to provide a software demonstration.

On April 24, 2014, the Board held a telephonic meeting and briefly discussed its communications with Canaccord regarding EnerNOC as a potential acquirer of the Company, as well as other possible purchasers.

On May 5, 2014, EnerNOC delivered a letter setting forth a non-binding indication of interest (the “LOI”) to Mr. Adams, together with a proposed exclusivity and standstill agreement. The LOI provided for an aggregate purchase price of $68.5 million to $71.1 million, which, based on EnerNOC’s assumption of the Company’s fully diluted Share count using the treasury stock-method of approximately 12.5 million Shares, represented a purchase price of $5.50 to $5.70 per Share, a premium of 31% to 36% above the $4.20 closing price of the Shares on May 2, 2014. The LOI contemplated a “go-shop” process whereby the Company would have the opportunity after an agreement is signed to seek a Superior Proposal. The proposed form of exclusivity and standstill agreement provided for an exclusivity and standstill period through July 2, 2014 and an exception to the standstill provision that would permit EnerNOC to purchase Shares from stockholders of the Company. The proposed agreement also contained a provision requiring the Company to publicly disclose eventually all of the material non-public information disclosed to EnerNOC. After consultation with Mirick O’Connell, the Board determined that the draft agreement was not acceptable and instructed counsel to negotiate an amendment to the Non-Disclosure Agreement to address exclusivity and standstill provisions, which negotiations continued through June 11, 2014.

On May 12, 2014, the Board held a telephonic meeting with representatives of Canaccord and Mirick O’Connell in attendance. After Mirick O’Connell discussed the Board’s fiduciary duties with respect to any offer, the representatives of Canaccord discussed the LOI. The LOI provided for a price range of $5.50 to $5.70 per Share, or a 31% or 36% premium over the $4.20 market price at that time. The Board discussed with Canaccord comparisons with similarly sized acquisitions, the advantages and disadvantages to remaining independent, the Company’s revenue trends and projections and prospects for growth, the risks of selling the Company and the proposed “go-shop” process described in the LOI. The Board determined to continue its discussions at a meeting later in the week.

On May 15, 2014, the Board held a telephonic meeting with representatives of Mirick O’Connell and Canaccord again in attendance. The Board discussed three possible alternatives to responding to EnerNOC’s LOI in order to obtain the highest price. After discussing the merits of a “go-shop” process subject to a termination fee, the Board agreed to negotiate the proposed offer price further, but without mandating a best and final offer and agreed that a longer and more robust standstill provision than that presented by EnerNOC in the LOI would need to be negotiated and agreed upon before additional confidential information could be shared with EnerNOC. The Board instructed Canaccord and Mirick O’Connell to pursue this course of action with the appropriate representatives of EnerNOC. The Board also discussed an informal inquiry received by Canaccord from a potential financial acquirer; however, there was no further action by the party making the inquiry.

On May 23, 2014, the Strategic Alternatives Committee of the Board (the “SAC”), which was formed as a requirement under the Company’s March 2014 settlement agreement with Ardsley Partners and was at the time comprised of Peter Londa, Ralph Sheridan and Dr. Libbey, held a telephonic meeting with Mirick O’Connell in attendance to review the status of the standstill negotiations with EnerNOC. In light of the perceived delays in reaching an agreement on the standstill provision, the SAC suggested that Mr. Adams reach out to EnerNOC to discuss the status of the conversations. The SAC agreed that a data room should be created to expedite the due diligence review process, assuming agreement on the standstill provision could be reached. That day, the Company established an electronic data room for the delivery of due diligence materials to EnerNOC and its advisors should discussions proceed. At this meeting, the SAC also discussed a working strategic plan related to the Company, with a proposal to outline the Company’s vision, goals, market size and position, sales initiative and new products, among other topics.

On June 5, 2014, the SAC held a telephonic meeting to discuss further the status of the proposed standstill provision. At that meeting, and again on July 17, 2014, the SAC also discussed further the proposed strategic plan for the Company.

On June 6, 2014, Mr. Adams, and representatives of Mirick O’Connell, Canaccord and Cooley LLP, EnerNOC’s outside counsel (“Cooley”), discussed the issues related to the proposed standstill provisions.

On June 11, 2014, the Company and EnerNOC amended the Non-Disclosure Agreement to provide for exclusivity through June 27, 2014 and a standstill provision through March 11, 2015, the latter subject to earlier termination generally in the event that the Company entered into an acquisition or similar agreement with another purchaser.

On June 19, 2014, the Board held a telephonic meeting, also attended by a representative of Mirick O’Connell. At that meeting Mr. Adams discussed the current status of discussions with EnerNOC. That day a meeting was held at EnerNOC with representatives of the Company, EnerNOC, Canaccord and Pacific Crest to discuss customer-related issues.

On June 20, 2014, a financial due diligence call was held among representatives of EnerNOC, Canaccord, Pacific Crest and James Parslow, the Company’s Chief Financial Officer.

On June 23, 2014, following the regular Board meeting, the Board discussed a recent transaction in the marketplace (Ecova) and Mr. Adams discussed his communications with representatives of Canaccord with respect to the ongoing process with EnerNOC.

On June 26, 2014, a meeting was held at EnerNOC’s offices, which included representatives of EnerNOC, Company management, Canaccord and Pacific Crest for the purpose of demonstrating the Company’s technology and discussing the Company’s view of potential synergies of a transaction.

On June 30, 2014, Mr. Healy placed a telephone call to Mr. Adams to verbally present an offer of $5.50 per Share, following which EnerNOC delivered a revised LOI (the “Revised LOI”) to the Company reflecting such price. The aggregate purchase price of approximately $69.3 million for an estimated 12.6 million Shares represented a premium of approximately 37% above the $4.01 closing price of the Shares on June 30, 2014.

On July 8, 2014, the Board held a telephonic meeting with representatives of Mirick O’Connell and Canaccord in attendance to discuss the Revised LOI. Canaccord reviewed the terms of the offer and provided various metrics and valuation methodologies to compare the Company’s current enterprise value against the implied enterprise value reflected by the Revised LOI. The Board discussed various options, including continuing to negotiate with EnerNOC on an exclusive basis, entering into a broad sale process or remaining independent. Canaccord addressed other potential bidders and described the “go-shop” process, as well as the effect of a termination fee. The Board proposed allowing further discussion with EnerNOC to obtain a better understanding on whether the purchase price could be improved while, at the same time, allowing the Company’s management to complete its work on a revised operating plan to create a more definitive comparison. To that end, the Board determined to create the Special Committee for the purpose of developing a strategy to respond the Revised LOI and appointed Messrs. Londa and Sheridan, together with John Fox to such committee.

On July 10, 2014, the SAC met with Mr. Adams and representatives of Mirick O’Connell and Canaccord to discuss business forecasts, a Company strategic plan, and how Canaccord should respond to Pacific Crest with respect to the Revised LOI in order to determine whether the purchase price from EnerNOC could be improved. That day, in accordance with the negotiating strategy discussed during the meeting with the SAC, Canaccord communicated to Pacific Crest that the Company did not accept EnerNOC’s offer contained in the Revised LOI and would instead continue an internal strategic review.

On July 28, 2014, Mr. Healy emailed Mr. Londa and asked to speak with him by telephone. During this call, Mr. Healy conveyed his views regarding EnerNOC’s offer. He also noted EnerNOC’s desire to engage Canaccord to participate in its contemplated financing.

On July 31, 2014, the Special Committee met with representatives of Mirick O’Connell and Canaccord. At that meeting, Canaccord discussed its communications with EnerNOC regarding the status of negotiations. A representative of Canaccord discussed a communication he received from Mr. Healy regarding the status of discussions and due diligence. He also noted Mr. Healy’s inquiry as to whether Canaccord could participate in a syndicate of underwriters in a financing EnerNOC was contemplating. The Canaccord representative stated that Canaccord’s role would be limited, and that Canaccord’s role would be handled by another division within Canaccord. The Special Committee was advised that Canaccord would not act as a book runner or lead manager nor would Canaccord have control over the process. It was noted that Canaccord brought the inquiry to the Board’s attention so that the Board could consider whether any actual or perceived conflict of interest would arise if Canaccord were to participate as an underwriter in such financing.

On August 1, 2014, the Board held a telephonic meeting with a representative of Mirick O’Connell in attendance. At that meeting, Mr. Londa discussed the inquiry by EnerNOC as to Canaccord’s participation in a proposed syndicate of underwriters in an upcoming financing. Mr. Londa advised that Mr. Healy had telephoned him to discuss EnerNOC’s desire to have Canaccord participate in the financing and to convey his views as to why (i) EnerNOC would be an appropriate purchaser of the Company and (ii) EnerNOC’s proposed pricing should be acceptable. Mr. Londa noted that he did not enter into any substantive negotiations or discussions with Mr. Healy during that call. The Board discussed the current and historical market price of the Shares, the prospects of broadening the market with new products or services or enhanced features, the expressions by select stockholders to sell the Company, and the potential loss of opportunity if EnerNOC were to seek a different partner to grow its procurement services division. The Board agreed to continue discussions with EnerNOC, but requested that Canaccord not participate in the EnerNOC financing syndicate given the potential for a perceived conflict of interest if Canaccord were to render a fairness opinion in connection with a transaction with EnerNOC. The Board at this time discussed the merits of selecting a second advisor for the fairness opinion should negotiations continue and a fairness opinion become necessary. Canaccord subsequently informed Mr. Healy that it would not participate as an underwriter in the EnerNOC financing.

On August 11, 2014, the Special Committee held a telephonic meeting with representatives of Canaccord and Mirick O’Connell and Mr. Adams in attendance. The Special Committee discussed strategies for advancing the process with EnerNOC while at the same time ensuring the best possible price. The Special Committee recommended that representatives of Canaccord meet with Pacific Crest to discuss the Company’s desire to move forward with EnerNOC, while stressing that the question as to valuation remained open. The Special Committee noted the need for EnerNOC to complete its diligence on the Company in order to understand likely synergies of a combined entity and provide the Company with a fully informed offer price. The Special Committee discussed the risks and benefits of providing EnerNOC with more sensitive information prior to agreement on process issues. The Special Committee also discussed strategies for analysis and evaluation of the Company’s short term and long term future value.

On August 19, 2014, a meeting was held at the offices of EnerNOC with Mr. Adams, representatives from Canaccord, EnerNOC’s senior managers and Pacific Crest to discuss the merits of a transaction and due diligence process.

On August 20, 2014, Mr. Adams executed an amendment to the Non-Disclosure Agreement extending the standstill period to June 12, 2015 and the exclusivity period to October 5, 2014.

On August 21, 2014, EnerNOC delivered a further revised LOI (the “Further LOI”) which provided for a purchase price of $5.50 per Share. While the per Share price remained the same as in the Revised LOI, in light of clarification regarding Share count, the aggregate purchase price increased to approximately $70 million for approximately 12.74 million Shares, which represented a premium of approximately 30% above the $4.23 closing price of the Shares on that date.

On August 22, 2014, the Company established a second electronic data room that included additional due diligence materials.

On August 27, 2014, representatives from the Company, EnerNOC, Canaccord and Pacific Crest held a call to discuss due diligence matters and an expected timeline for the potential transaction.

On August 28, 2014, the Board held a telephonic meeting with representatives of Canaccord and Mirick O’Connell in attendance. Canaccord reported that EnerNOC would not increase its original bid price of $5.50 per Share and sought assurances that the price would be acceptable to the Board. The Board discussed the contents of the Further LOI, including the use of a go-shop provision as a market check. Canaccord confirmed that there had been little other activity or third party inquiries regarding the Company despite the February press release. At this meeting, the Board approved the expansion of the role of the Special Committee to consider and evaluate the proposal from EnerNOC to acquire the Company’s outstanding Shares and to consider certain other strategic alternatives for the Company other than the EnerNOC proposal, including remaining independent. The Board determined that for independence purposes, and given their experience in past mergers and acquisition transactions, Messrs. Londa and Fox should be the sole members of the Special Committee and also approved a process for developing a charter for the Special Committee. The Board determined to rename the SAC the Strategic Planning Committee in order to more accurately reflect the respective roles of the two independent committees.

On September 3, 2014, Mr. Adams and other members of the Company’s management team participated in a call with representatives of EnerNOC and Pacific Crest to discuss industry matters.

On September 4, 2014, after a review of several law firms, the Special Committee engaged Loeb & Loeb LLP (“Loeb”) as counsel to the Special Committee. A telephonic meeting of the Special Committee was held that day with representatives of Loeb. Loeb began the meeting by describing the roles and responsibilities of the Special Committee and the fiduciary obligations of the Board as discussions and possible negotiations with EnerNOC proceeded. General process and strategy matters were discussed and Loeb provided guidance on the parameters within which Mr. Adams was to act as the due diligence process moved forward. Loeb addressed disclosure and corporate governance issues associated with, and its recommendation regarding, the entry into a letter of intent with EnerNOC and, based on this advice, the Special Committee instructed Loeb to communicate to EnerNOC’s counsel that the Company would not enter into such a letter. Later that day, a telephone call was held among representatives of the Company, Loeb, Canaccord, EnerNOC, Cooley and Pacific Crest to discuss due diligence timing.

On September 5, 2014, Cooley circulated a draft of the Merger Agreement and the form of Tender and Support Agreement to Loeb.

On September 5, 2014, Loeb and Canaccord held a telephone call to discuss Canaccord’s role as the Company’s financial advisor and the nature of Canaccord’s past relationship with EnerNOC for the purpose of helping the Special Committee to evaluate Canaccord’s ongoing role in the transaction process.

On September 6, 2014, Loeb and Canaccord spoke regarding the draft Merger Agreement review process.

On September 8, 2014, the Special Committee held a telephonic meeting with representatives of Loeb. Loeb began the meeting with a review of its call with Canaccord and a discussion took place regarding the possible retention by the Committee of a second financial advisor for purposes of rendering a fairness opinion and/or conducting a market check. The Special Committee noted the Board’s request that Canaccord refrain from participation in EnerNOC’s proposed August 2014 financing and Canaccord’s agreement with the Board’s request. Loeb agreed to continue its review of the matter with the goal of providing a recommendation to the Special Committee if the proposed transaction with EnerNOC were to proceed as proposed. Loeb reviewed the transaction structure contemplated by the draft Merger Agreement and if the proposed transaction with EnerNOC should proceed as proposed the Special Committee and Loeb discussed the need for a robust and meaningful go-shop process as being of paramount importance. Loeb once again reviewed for the Special Committee the relative roles, responsibilities and obligations of the Special Committee, Loeb, Company management, Mirick O’Connell, Canaccord and a potential second financial advisor.

On September 9, 2014, Loeb and EnerNOC’s in-house legal team held a telephone call to discuss process and timing with respect to review and negotiation of the draft Merger Agreement and the due diligence process. That day, members of the Company’s management team and representatives of Canaccord met with representatives of EnerNOC and Pacific Crest to discuss finance and organizational issues.

On September 10, 2014, a telephone call was held with representatives of Loeb and Mirick O’Connell and Mr. Adams to review due diligence procedures to date and going forward, including population of the electronic data room.

On September 10 and 11, 2014, Messrs. Moses and Adams exchanged emails regarding the delivery of due diligence information, including a schedule of deferred revenue and organizational structure, as well as transaction process and timing, and Mr. Adams confirmed that process and timing were being managed by the Special Committee.

On September 10, 2014, Mr. Londa received a telephone call from Mr. Healy during which Mr. Healy and Mr. Londa discussed the status of the due diligence process, and specifically when the Company would be prepared to provide additional employee and customer information that EnerNOC viewed as important to its due diligence review.

On September 11, 2014, the Special Committee held a telephone call with representatives of Loeb and Canaccord in attendance to review the material provisions of the draft Merger Agreement and to solicit and receive legal and strategic advice with respect to negotiation of that agreement. The parties discussed the need for an effective post-signing market check in terms of duration and process and the Special Committee provided instructions to its advisors regarding communications with EnerNOC’s legal counsel and financial advisor, including the Special Committee’s determination that sensitive due diligence materials would not be provided by the Company until such time, if ever, as the period of the “go-shop,” the nature and amount of termination fees and certain other material terms of the potential transaction (other than price) were agreed upon. At this meeting, Mr. Londa relayed the substance of his telephone conversation with Mr. Healy. Later that day, Loeb provided Cooley with a chart summarizing the Special Committee’s position with respect to certain material provisions of the Merger Agreement.

On September 12, 2014, Cooley provided EnerNOC’s position with respect to the list of topics for negotiation provided by Loeb on the prior day.

On September 13, 2014, in an email sent by Mr. Moses to Mr. Adams that was forwarded to Mr. Londa, Mr. Moses discussed the status of negotiations of the Merger Agreement, as well as the overall timetable for completion of due diligence. Mr. Moses noted that until a timetable could be determined, the EnerNOC acquisition team would stop work on its due diligence review. That day, Mr. Healy also reached out by email and telephone to a representative of Canaccord to discuss the current state of negotiations and how the parties might move forward more expeditiously, following which Canaccord telephoned Mr. Londa to advise him of such communications.

On September 14, 2014, a telephone call was held with Mr. Londa, Mr. Adams and representatives of Loeb and Canaccord during which Mr. Londa and Canaccord relayed the substance of their respective written and verbal communications with Mr. Healy. Mr. Adams was requested to brief the group regarding the due diligence materials that had been uploaded into the data room and then left the call, following which Canaccord and Loeb noted their support of Mr. Londa’s suggestion to reiterate the message to EnerNOC that sensitive Company materials, including employee and customer information, would not be shared until the previously outlined business issues were resolved.

On September 15, 2014, the Special Committee held a telephonic meeting with representatives of Loeb to review each of the open business points outlined in the revised chart in preparation for the following day’s scheduled conference call with EnerNOC and its advisors to negotiate the draft Merger Agreement. Loeb conveyed the substance of a call earlier in the day with Cooley. At this meeting, the Special Committee determined to retain a second financial advisor to render a fairness opinion with respect to the proposed transaction and discussed the alternatives available to the Special Committee with respect to the conduct of a go-shop process. The Special Committee reviewed the potential financial advisors that it would approach, depending upon the services they would be asked to perform. The Special Committee discussed Canaccord’s qualifications in terms of industry expertise and Company knowledge for leading the go-shop process. The Special Committee determined that if agreement was reached on the open deal terms, the Special Committee would then determine how best to conduct the go-shop process.

On September 15, 2014, Loeb provided Cooley with the Special Committee’s responses to EnerNOC’s proposals with respect to each of the open business points on the draft Merger Agreement, and the prior business relationship that EnerNOC had with Canaccord, including the fact that Canaccord had provided financial services to EnerNOC in the past. On the same day, Mr. Londa provided an update to Mr. Moses and noted a timeline for delivery of additional due diligence materials once the material business issues were resolved.

On September 16, 2014, a conference call was held among representatives of the Special Committee, Loeb, Canaccord, EnerNOC, Pacific Crest and Cooley to negotiate the material open terms of the draft Merger Agreement. Agreement in principle was reached regarding the tender offer period, the duration of the “go-shop” and matching rights periods, break-up fee triggers, changes to the definition of material adverse effect and its related use throughout the agreement, and provisions regarding the payment of liquidated damages for specified breaches of the agreement. On September 19, 2014, Loeb provided Cooley with a revised draft of the Merger Agreement, reflecting these changes.

On September 17, 2014, Mr. Londa and Mr. Moses held a call to discuss a mutually acceptable timeline for the proposed transaction.

On September 18, 2014, the Board met with Loeb to discuss the status of current negotiations and timelines.

On September 19, 2014, Loeb sent a revised draft of the Merger Agreement to Cooley.

On September 23, 2014, the Company’s management team met with representatives of EnerNOC at the offices of Pacific Crest for an in-depth discussion of the Company’s technology.

On September 23, 2014, Mr. Moses emailed Mr. Londa to advise him that a revised draft of the Merger Agreement was being circulated and to request a copy of the Company’s customer list. The next day, Cooley provided Loeb with a revised draft of the Merger Agreement.

On September 24, 2014, Mr. Londa reported to Mr. Moses by email that Sean Leaver, Director of Corporate Development and Strategy of EnerNOC, had reached out to Mr. Adams to request final diligence materials. Mr. Londa reiterated the Special Committee’s position that customer contracts would be released after the Special Committee reviewed the revised draft Merger Agreement to confirm that the Company and EnerNOC were getting closer to a resolution of the open items. The parties exchanged their views with respect to the advisability of holding the EnerNOC meeting with Company management scheduled for the following day. Mr. Londa suggested that EnerNOC stay on track with scheduled meetings with certain staff members as the requested due diligence items did not seem to be connected to the management meetings, while Mr. Moses maintained that the customer and channel information was fundamental to a discussion with management regarding revenue contribution and the strength of such relationships.

On September 24, 2014, Mirick O’Connell began preparation of the disclosure schedules in coordination with management of the Company, a process which continued until November 4, 2014. During that period, representatives of Loeb, Company management and Mirick O’Connell had several communications regarding the representations and warranties contained in the draft Merger Agreement and the contents of the related disclosure schedules, and Mr. Adams continued to oversee the due diligence process being conducted by EnerNOC.

On September 25, 2014, representatives of the Company’s management met with representatives of EnerNOC’s management to discuss diligence matters.

On September 25, 2014, Canaccord distributed a draft of an executive summary for use as part of the go-shop materials to Mr. Adams for review and comment. Later that day, the Special Committee held a telephonic meeting with representatives of Loeb to discuss the open legal and business issues arising from the revised draft of the Merger Agreement. The Special Committee inquired as to the risks and potential liabilities for the Company if a merger agreement was signed but not consummated and Loeb highlighted the relevant provisions related to such issue, in particular those requiring the payment of a termination fee by the parties. A discussion took place regarding EnerNOC’s request for additional due diligence materials, whether any of the materials requested were deemed sensitive, and which materials were to be withheld at this time.

On September 26, 2014, the Special Committee held a telephonic meeting with representatives of Loeb in attendance to review the written and verbal proposals from three financial advisory firms contacted by or on behalf of the Special Committee for the purpose of providing a fairness opinion and possibly participating in a go-shop process. The Committee cited its preference to retain Duff & Phelps Corporation (“Duff & Phelps”) to provide a fairness opinion with respect to the Offer Price based on such firm’s vast experience with respect to these types of engagements and, following a discussion with Loeb of the pros and cons of Duff & Phelps’s possible participation with Canaccord in the go-shop process, concluded that Canaccord’s industry expertise, past transaction experience and its depth of knowledge of the Company’s business gained during the last several months, made Canaccord the best choice for conducting a go-shop process on behalf of the Company under guidelines to be established by, and the supervision of, the Special Committee.

On September 29, 2014, the Special Committee executed an engagement letter retaining Duff & Phelps to render a fairness opinion with respect to the Offer Price.

On September 29 and 30, 2014, Messrs. Londa and Moses exchanged emails regarding the status of merger negotiations and due diligence deliveries.

On September 30, 2014, representatives of Loeb and Cooley held a telephone call to review open points on the draft Merger Agreement, the majority of which pertained to the Company’s representations and covenants regarding conduct of its business during the period between signing and closing. Later that day, the Special Committee held a telephonic meeting with representatives of Loeb to discuss the contents, potential impact of, and options to consider to address a letter that had been received from a stockholder the prior day and an anonymous article posted on the Seeking Alpha website earlier that morning. Loeb briefed the Special Committee on its call with Cooley and the Special Committee instructed Loeb to continue negotiations with Cooley regarding the Merger Agreement and, in connection with these negotiations, to maintain the Special Committee’s previous positions on certain key terms while agreeing on compromise approaches on items where language could be revised that would continue to provide the necessary protections to the Company. The Special Committee also instructed Loeb to continue working with Mirick O’Connell on modifications to certain representations and warranties contained in the Merger Agreement.

On October 1, 2014, Mr. Londa and Mr. Moses spoke regarding the expiration of the exclusivity period during the upcoming weekend and possibility of extending the period through October 15, 2014. Mr. Londa instructed Loeb to coordinate documentation of such extension.

Between October 3, 2014 and October 4, 2014, Cooley and Loeb negotiated an amendment to the Non-Disclosure Agreement to extend the exclusivity period to October 15, 2014 and to add greater protection for the parties with respect to the non-solicitation of employees in order to enable the Company to share employee-related information with EnerNOC, which amendment was executed and delivered on October 4, 2014.

On October 8, 2014, Duff & Phelps provided the Special Committee with its preliminary financial analysis in connection with the proposed Merger.

On October 9, 2014, Mr. Londa received a call from Mr. Moses during which he was advised that in light of a recent industry development, the potential impact of which needed to be evaluated, and because diligence has not been completed, it was uncertain whether the EnerNOC board of directors would take action with respect to the tender offer/merger proposal at its scheduled October 15, 2014 board meeting. Later that day, the Special Committee held a telephonic meeting with representatives of Loeb and Canaccord to relay the substance of that call. Mr. Adams attended this meeting to provide an update on the status of the due diligence process and disclosure schedule preparation. A discussion ensued regarding process and timing, including the delivery by Duff & Phelps of its fairness opinion and the presentations by Loeb and Canaccord to the Committee and the Board. Loeb provided guidance with respect to the required meetings, the decision-making process and required lead time. Canaccord reviewed process and timeline for the go-shop process, including delivery of materials, execution of non-disclosure agreements and bidding procedures.

On October 14, 2014, Cooley circulated a revised draft of the Merger Agreement and a proposed extension to the exclusivity period set forth in the Non-Disclosure Agreement. The open points identified in the revised draft of the Merger Agreement that required further negotiation and discussion included the definitions of “damages”, “knowledge” and “target material adverse effect”, the outside date for the Offer, the timing of the payment of a termination fee in the event that the Company pursued a Superior Proposal, the exclusivity of remedies, the assumption of certain of the Company’s employee bonus obligations, certain post-signing covenants and other related items.

On October 15, 2014, a telephonic Board meeting was held during which the Special Committee updated the other members of the Board on the transaction and expected time line. Representatives of Loeb and Canaccord attended this meeting. At the request of the Special Committee, Loeb first summarized the process in which the Special Committee had engaged since its formation and then provided an overview of the material terms of the draft Merger Agreement and Offer, including the proposed 45-day go-shop period that had been negotiated as part of the transaction to allow the Company to seek and accept superior offers. Canaccord then made a presentation regarding the go-shop process, identified the parties it would contact, and reviewed the proposed contents of the go-shop marketing package. The Special Committee advised the Board that the current exclusivity period expired that day and that an approximately two week extension was warranted in order to allow EnerNOC the time it needed to complete the due diligence process. The Board then engaged in a discussion of the proposed Offer, the financial and legal advice it had received in connection with that proposal and the various considerations relevant to proceeding with this transaction. The Board then adjourned the meeting and agreed to schedule another meeting at such time as the Special Committee advised that it was prepared to make its recommendation to the Board with respect to the proposed Offer.

Later that evening, Mr. Londa received a telephone call from Mr. Moses advising that at a meeting that day, the EnerNOC board of directors had expressed its support for moving forward with the transaction. During that call, Mr. Londa stated that the Special Committee was willing to extend the exclusivity period through October 31, 2014 under the same terms and conditions as the prior extension.

On the morning of October 16, 2014, the parties executed and delivered an amendment to the Non-Disclosure Agreement to reflect the agreed upon extension of the exclusivity period. Later that day, the Special Committee held a telephonic meeting with representatives of Loeb to review the most recent draft of the Merger Agreement received from Cooley. The issues discussed included the definitions of “damages”, “knowledge”, “target material adverse effect”, the required timing of payment of a termination fee in the event the Board elects to pursue a Superior Proposal, the requirement that EnerNOC assume certain of the Company’s employee bonus obligations, language regarding remedies of the parties and certain covenants to be requested of EnerNOC. The Special Committee provided feedback on each of the points covered along with instructions to Loeb on addressing such items with EnerNOC’s counsel, Mirick O’Connell and the Company’s management. Loeb also reviewed for the Special Committee the mechanics of the tender offer, the requisite SEC filings by each of the Company and EnerNOC and the process and timing of a meeting of the full Board to consider and take action respect to the transaction and the role of the Special Committee at such meeting.

On October 17, 2014, Mr. Londa received a telephone call from Mr. Moses to discuss EnerNOC’s desired timing with respect to signing and closing of the proposed Merger, in particular that the closing of the transaction occur following calendar year end. That afternoon, the Special Committee held a telephone meeting with Loeb to discuss the impact of the requested timeline, most notably the benefit of an additional ten or more days to conduct the go-shop process.

Between October 16 and October 31, 2014, the legal and financial advisors for each party communicated on multiple occasions to negotiate the draft Merger Agreement and related transaction documents, including the disclosure schedules.

On October 23, 2014, the Board held a telephonic meeting and discussed generally the status of negotiations with EnerNOC. The members of the Special Committee expressed their belief that an agreement could be reached by November 3, 2014, and in anticipation of that possibility, suggested that a meeting be tentatively scheduled for that date. The Board also discussed the effect of the transaction on management bonuses and on unvested Options and Restricted Stock Awards.

On October 24, 2014, representatives from the Company, EnerNOC, Loeb, Cooley and Mirick O’Connell held a call to discuss internal and external communications relating to the transaction.

On October 27, 2014, the Special Committee held a telephonic meeting with Loeb to discuss finalization of the transaction documents and related matters. Loeb advised that two of the remaining open points involved the “outside date” and the timing of the payment by the Company of a termination fee in the event of a Superior Proposal. The Special Committee discussed the risks associated with providing EnerNOC with the additional approximately six weeks it was requesting in which to complete the transaction, as well as EnerNOC’s request that a termination fee in the prescribed instance be paid prior to the Company’s execution of a definitive agreement with respect to a Superior Proposal. The Special Committee determined that the potential adverse impact on the Company’s business of the extended outside date and the potential chilling effect of the termination payment provision on the Company’s ability to obtain a Superior Proposal made such provisions unacceptable from the Company’s point of view and it was agreed that Mr. Londa would relay the Special Committee’s position to Mr. Moses.

On October 28, 2014, representatives from EnerNOC, Cooley and Loeb held a call to discuss certain open negotiation points in the merger agreement, including, but not limited to, language relating to cumulative remedies, duration of the Go-Shop Period, the outside date, and payment of termination fees.

On October 31, 2014, Mr. Moses and Mr. Londa corresponded regarding proposed communications between EnerNOC and the Company’s employees following announcement of the transaction. The parties also executed and delivered an amendment to the Non-Disclosure Agreement to extend the exclusivity period to November 3, 2014.

On the morning of November 1, 2014, the Special Committee held a telephonic meeting at which meeting representatives of each of Loeb, Canaccord and Duff & Phelps were present. Duff & Phelps presented its financial analysis and rendered to the Special Committee its oral opinion, subsequently confirmed in writing, to the effect that, as of November 1, 2014, and subject to and based on the assumptions, procedures, factors, qualifications and other matters and limitations set forth in its written opinion, and other factors it deemed relevant, the consideration of $5.50 per Share specified in the then current draft Merger Agreement to be received by stockholders of the Company in the proposed transaction, was fair, from a financial point of view, to such holders without giving effect to the impact of the proposed transaction on any particular stockholder other than in its capacity as a stockholder). For additional discussion and information on the Duff & Phelps opinion, refer to the information provided below under the caption “Opinion of Duff & Phelps.” Loeb and Canaccord advised the Special Committee of updates since the Board meeting on October 15, 2014 and reiterated and reviewed relevant legal and financial matters. The Special Committee then engaged in a discussion of the proposed Offer, the financial and legal advice it had received in connection with that proposal and the various considerations relevant to proceeding with this transaction. After that discussion, the Special Committee unanimously approved and recommended that the Board, among other items, approve the then current draft Merger Agreement and the transactions and related matters contemplated thereby.

On the morning of November 3, 2014, the Board held a telephonic meeting at which representatives of Mirick O’Connell, Loeb, Duff & Phelps and Canaccord were present. Mr. Londa, on behalf of the Special Committee, advised the Board that it had engaged in additional discussions with Loeb, Duff & Phelps and Canaccord as to any updates since the Board meeting on October 15, 2014, and considered the EnerNOC proposal, the financial and legal advice it had received in connection with that proposal and various considerations, including those discussed during the October 15, 2014 Board meeting. Mr. Londa then advised the Board that the Special Committee had unanimously approved the Merger Agreement, the transactions contemplated thereby and related matters and that it recommended, among other things, that the Board approve the Merger Agreement, the transactions contemplated thereby and related matters. Based on the recommendation of the Special Committee and the other considerations discussed and considered by the Board, the Board unanimously approved the Merger Agreement, the transactions contemplated thereby and related matters.

On November 3 and 4, 2014, representatives of the Company, EnerNOC and their respective counsel discussed, and the Special Committee met to consider, the parameters of post-signing communications by the two companies.

On the evening of November 3, 2014, the parties communicated that agreement had been reached on all of the material open issues in the draft Merger Agreement and disclosure schedules.

On November 4, 2014, EnerNOC, Merger Sub and the Company entered into the Merger Agreement.

Go-Shop Process; Current Transaction

As permitted by the terms of the Merger Agreement, the Company, with the assistance of the Special Committee’s legal and financial advisors, commenced a go-shop solicitation process to seek alternative proposals for the acquisition of all outstanding Shares. The go-shop solicitation process commenced on November 5, 2014 and will continue until 11:59 p.m., Boston, Massachusetts time, on December 29, 2014, subject to a five-day extension in the event of a pending proposal by a party which has not been withdrawn, terminated or expired.

Reasons for the Recommendation of the Special Committee and the Board

The Special Committee and the Board considered the following factors, among others, in initially reaching their conclusion to approve the Merger Agreement and the transactions contemplated thereby. Such factors (all of which they viewed as generally supporting their decisions to approve the transaction and which are not listed in any relative order or importance):

•	the current and historical market price of shares of the Company’s stock, including the fact that the $5.50 per Share Offer Price represents (i) an approximately 33% premium to the closing price of $4.14 per Share on November 3, 2014, the last full trading day before the Merger was approved by the Board and publicly announced, (ii) an approximately 35% premium to the closing price of $4.08 per Share based on the 10 day average; (iii) an approximately 34% premium to the closing price of $4.10 per Share based on the twenty day average; and (iv) an approximately 30% premium to the closing price of $4.22 per Share based on the 30 day average;

•	the fact that the Offer will be paid in cash, providing certainty, near-term value and liquidity to the Company’s stockholders;

•	the fact that the Offer is not subject to a financing condition and the creditworthiness of EnerNOC;

•	in the case of the Board, that the process had been actively managed by an independent Special Committee;

•	the belief of the Special Committee that, with the assistance of Canaccord, they had negotiated the highest price per Share that EnerNOC is presently willing to pay for the Company;

•	the belief that the sale of the Company for the stated consideration is a better alternative to remaining a public company and pursuing the Company’s strategic business plan, which could be difficult or slow to execute considering the Company’s size in comparison to other competitors in the industry and its limited financial resources and may not achieve superior returns for stockholders;

•	the opinion of Duff & Phelps regarding the fairness of the consideration, from a financial point of view, to be received by the holders of Shares in connection with the Offer and Merger, as more fully described below under “Opinion of Duff & Phelps”;

•	the belief that the 55-day Go-Shop Period and the go-shop process are designed to maximize value for the stockholders of the Company by enabling the Company to conduct a robust and thorough market check/sales process to confirm whether the Offer Price represents the highest price per Share any buyer is presently willing to pay for the Company;

•	the belief that the $2,398,821 termination fee (representing approximately 3.5% of the total fully diluted equity value of the proposed transaction) or the lesser $1,028,066 termination fee (representing approximately 1.5% of the total fully diluted equity value of the proposed transaction) payable by the Company to EnerNOC under the circumstances is reasonable;

•	the availability of statutory dissenters’ rights to the Company’s stockholders who comply with all required procedures of the DGCL, which allow such stockholders to seek appraisal of the fair value of their Shares;

•	the financial and legal advice they had received; and

•	the belief of the Board that the Offer represents a full and fair value for the Shares, taking into account the familiarity of the Board with the Company’s current and historical financial condition, results of operations, business, competitive position and prospects, as well as the Company’s future business plan, the risks related thereto, and potential long-term value.

The Board and the Special Committee also considered potential risks and other negative factors in proceeding with the transaction with EnerNOC, including the following:

•	the inability of the Company’s stockholders to realize the potential long-term value of a successful execution of the Company’s current strategy if it ceased to be a publicly-held company;

•	the $2,398,821 termination fee (representing approximately 3.5% of the total fully diluted equity value of the proposed transaction) or the lesser $1,028,066 termination fee (representing approximately 1.5% of the total fully diluted equity value of the proposed transaction), including the potential of such termination fee to deter other potential acquirers from proposing an alternative transaction that may be more advantageous to the Company’s stockholders;

•	the fact that receipt of the Offer Price would be taxable to most of the Company’s stockholders for U.S. federal income tax purposes;

•	various potential negative impacts to the Company’s business, especially if the transaction fails to close, including a diversion of management’s attention from other strategic priorities to focus on matters relevant to the transaction, a negative reaction by customers, suppliers, employees or other constituencies after the announcement of a transaction, and the obligation to generally conduct its business in the ordinary course subject to restrictions contained in the Merger Agreement;

•	the fact that the Company did not conduct a full market check immediately prior to signing the Merger Agreement as a means of determining whether there were other parties interested in acquiring or entering into another strategic transaction with the Company;

•	the fact that the Company has provided EnerNOC with confidential information during EnerNOC’s review of a potential transaction, and that, if the Offer and the Merger are not completed, the disclosure of such information could adversely affect the Company’s ability to compete with EnerNOC and its affiliates; and

•	the fact that the Company’s executive officers and directors have agreements or arrangements that may provide them with interests in the Offer and the Merger, which may differ from, or are in addition to, those of the Company’s stockholders generally, and the risk that these interests may present such executive officers and directors with certain conflicts of interest.

The foregoing discussion of the Special Committee and the Board’s reasons for its recommendation to adopt and approve the Merger Agreement is not meant to be exhaustive, but addresses the material information and factors considered by them in their consideration of its recommendation. In view of the wide variety of factors considered by the Company in connection with the evaluation of the Merger and the complexity of these matters, the Special Committee and the Board did not find it practicable to, and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the Special Committee and the Board made its determinations and recommendations based on the totality of the information presented to it, and the judgments of individual members of the Special Committee and the Board may have been influenced to a greater or lesser degree by different factors. In arriving at their respective recommendations, the members of the Special Committee and the Board were aware of the interests of executive officers and directors of the Company as described under “Item 3—Agreements with the Company’s Current Executive Officers and Directors.”

Opinion of Duff & Phelps

Duff & Phelps was engaged to serve as an independent financial advisor to the Special Committee (solely in their capacity as members of the Special Committee and the Board) to provide an opinion as to the fairness, from a financial point of view, to the stockholders of the Company of the consideration to be received in the Offer and the Merger (the “Consideration”) by such stockholders pursuant to the Merger Agreement (without giving effect to any impact of the Transaction on any particular stockholder of the Company other than in its capacity as a stockholder). The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transaction” throughout this summary of Duff & Phelps’ opinion.

Duff & Phelps rendered its oral opinion to the Special Committee on November 1, 2014 (which was confirmed in writing by delivery of Duff & Phelps’ written opinion dated November 1, 2014), that, subject to the assumptions, qualifications and limiting conditions set forth therein, as of such date, the Consideration to be received by the stockholders of the Company pursuant to the Merger Agreement was fair, from a financial point of view, to such stockholders (without giving effect to any impact of the Transaction on any particular stockholder of the Company other than in its capacity as a stockholder).

The full text of the written opinion of Duff & Phelps is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. The full text of the written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken in rendering the opinion.

Duff & Phelps provided its opinion for the information and assistance of the Special Committee in connection with, and for the purposes of its evaluation of, the Transaction. Duff & Phelps’ opinion (i) does not address the merits of the underlying business decision to enter into the Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Transaction; (iii) is not a recommendation as to how the Special Committee, the Board or any stockholder should vote or act with respect to any matters relating to the Transaction, whether stockholders should tender Shares in connection with the Offer, or whether the Company should proceed with the Transaction or any related transaction, and (iv) does not indicate that the Consideration received is the best possibly attainable under any circumstances. Instead, Duff & Phelps’ opinion merely states whether the Consideration to be received by the stockholders of the Company pursuant to the Merger Agreement is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which Duff & Phelps’ opinion is based.

In connection with its opinion, Duff & Phelps made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation in general, and with respect to similar transactions in particular. Duff & Phelps’ procedures, investigations and financial analyses with respect to the preparation of its opinion included, but were not limited to, the items summarized below:

•	Reviewed the following documents:

•	The Company’s annual reports and audited financial statements on Form 10-K filed with the SEC for the years ended December 31, 2009 through December 31, 2013 and the Company’s unaudited interim financial statements for the six months ended 30, 2014, and the nine months ended September 30, 2013 and the nine months ended September 30, 2012 included in the Company’s Form 10-Q filed with the SEC;

•	Unaudited segment and pro forma financial information for the Company for the year ended December 31, 2013 and the nine-month period ended September 30, 2014, which the Company’s management identified as being the most current financial statements available;

•	Other internal documents relating to the history, current operations, and probable future outlook of the Company, including financial projections prepared by management of the Company for both the current energy management/procurement and energy efficiency businesses of the Company (the “Core Business”) and the Company’s initiative to build a self-service procurement platform for mid-market brokers (the “Enhanced Broker Portal Initiative”);

•	A letter dated October 31, 2014 from the Company, which included certain representations from the Company’s management as to historical financial statements, financial projections and the underlying assumptions, and a pro forma schedule of assets and liabilities (including identified contingent liabilities) for the Company on a post-transaction basis;

•	A draft, dated as of October 30, 2014 of the Merger Agreement; and

•	Various documents and presentations related to the Transaction, including a “Board Presentation” dated September 18, 2014, a “Project WOLF Discussion Materials” presentation dated August 27,

2014, and the “World Energy Solutions (XWES): The Investment Opportunity” presentation dated as of August 2014;

•	Discussed the information referred to above and the background and other elements of the Transaction with the management of the Company;

•	Reviewed the historical trading price and trading volume of the Company’s common stock and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant, as described in more detail below;

•	Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques, including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant, in each case as described in more detail below; and

•	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

In performing its analyses and rendering its opinion with respect to the Transaction, Duff & Phelps, with the Company’s consent:

•	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information;

•	Relied upon the fact that the Special Committee, the Board and the Company were advised by counsel as to all legal matters with respect to the Transaction, including whether all procedures required by law to be taken in connection with the Transaction were duly, validly and timely taken;

•	Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps did not verify and expressed no opinion with respect to such projections or the underlying assumptions;

•	Assumed that information supplied and representations made by Company management were substantially accurate regarding the Company and the Transaction;

•	Assumed that the representations and warranties made in the Merger Agreement were substantially accurate;

•	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conformed in all material respects to the drafts reviewed;

•	Assumed that there was no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there was no information or facts that would have made the information reviewed by Duff & Phelps incomplete or misleading;

•	Assumed that all of the conditions required to implement the Transaction would be satisfied and that the Transaction would be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

•	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction would be obtained without any adverse effect on the Company or the contemplated benefits expected to be derived in the Transaction.

To the extent that any of the foregoing assumptions or any facts on which Duff & Phelps’ opinion was based prove to be untrue in any material respect, Duff & Phelps’ opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of its opinion, Duff & Phelps made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction.

Although developments following the date of Duff & Phelps’ opinion may affect the opinion, Duff & Phelps assumes no obligation to update, revise or reaffirm its opinion. Duff & Phelps’ opinion was necessarily based upon market, economic financial and other conditions as they existed and could be evaluated on the date of the opinion. You should understand that developments subsequent to November 1, 2014 may affect the conclusion expressed in Duff & Phelps’ opinion, and that Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion which may come or be brought to the attention of Duff & Phelps after the date of the opinion.

Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps was not requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Transaction, the assets, businesses or operations of the Company, or any alternatives to the Transaction, (ii) negotiate the terms of the Transaction, and therefore, Duff & Phelps assumed that such terms were the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Merger Agreement and the Merger, or (iii) advise the Special Committee, the Board or any other party with respect to alternatives to the Transaction.

Duff & Phelps did not express any opinion as to the market price or value of the Shares (or anything else) after the announcement or the consummation of the Transaction. Duff & Phelps’ opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps did not make, and assumed no responsibility to make, any representation, or render any opinion, as to any legal matter. The issuance of Duff & Phelps’ opinion was approved by an authorized fairness opinion committee of Duff & Phelps.

In rendering its opinion, Duff & Phelps did not express any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the Consideration to be received by the stockholders of the Company pursuant to the Merger Agreement, or with respect to the fairness of any such compensation.

Summary of Financial Analyses by Duff & Phelps

Set forth below is a summary of the material analyses performed by Duff & Phelps in connection with providing its opinion to the Special Committee. This summary is qualified in its entirety by reference to the full text of the written opinion, attached hereto as Annex I. While this summary describes the analyses and factors that Duff & Phelps deemed material in its presentation to the Special Committee, it is not a comprehensive description of all analyses and factors considered by Duff & Phelps. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, neither the opinion nor Duff & Phelps’ underlying analysis is readily susceptible to partial analysis or summary description. In arriving at its opinion, Duff & Phelps did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Duff & Phelps believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it in rendering its opinion, without considering all analyses and factors, could create a misleading or incomplete view of the evaluation process underlying its opinion. The conclusion reached by Duff & Phelps was based on all analyses and factors taken as a whole, and also on the application of Duff & Phelps’ own experience and judgment.

The financial analyses summarized below include information presented in tabular format. In order for Duff & Phelps’ financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Duff & Phelps’ financial analyses.

Discounted Cash Flow Analysis

Duff & Phelps performed a discounted cash flow analysis of the projected unlevered free cash flows of the Company for the fiscal years ending December 31, 2014 through December 31, 2023. Duff & Phelps defines “free cash flow” as the cash generated by the Company’s Core Business and Enhanced Broker Portal Initiative, respectively, that is available either to reinvest or to distribute to security holders. The discounted cash flow analysis was used to determine the net present value of projected unlevered free cash flows utilizing an appropriate cost of capital for the discount rate, which reflects the relative risk associated with these cash flows as well as the rates of return that security holders could expect to realize on alternative investment opportunities with similar risk profiles to the Transaction. The management of the Company provided Duff & Phelps financial projections for the fiscal years ending December 31, 2014 through December 31, 2020 and December 31, 2014 through December 31, 2018, for the Core Business and Enhanced Broker Portal Initiative, respectively. In addition, Duff & Phelps extrapolated financial projections through December 31, 2023 for both the Company’s Core Business and Enhanced Broker Portal Initiative based on financial projections and guidance provided by the Company, and other information it deemed appropriate. Non-Recurring charges and certain costs associated with the Company being a publicly listed company were excluded from the financial projections, as Duff & Phelps believes it is possible that such costs could be eliminated as a result of a sale of the Company, such as the Transaction.

Duff & Phelps used discount rates ranging from 13.75% to 14.75% for the Company’s Core Business, excluding the Enhanced Broker Portal Initiative, reflecting Duff & Phelps’ estimate of the Company’s cost of capital, to discount the projected unlevered free cash flows and terminal value. Duff & Phelps calculated the Core Business’s projected unlevered free cash flows by taking the Company’s tax-affected earnings before interest, taxes and amortization (“EBITDA”), subtracting taxes, adding back depreciation and amortization, subtracting capital expenditures, change in working capital and deferred revenue and subtracting taxes on deferred revenue. Duff & Phelps calculated the Core Business’s terminal value in 2023 using a perpetuity growth formula assuming a 3.0% terminal growth rate and a discount rate, based on weighted average cost of capital of the Company, ranging from 13.75% to 14.75%. Duff & Phelps believes that this range of discount rates is consistent with the rate of return that security holders could expect to realize on alternative investment opportunities with similar risk profiles to the Transaction.

Based on these assumptions, Duff & Phelps’ discounted cash flow analysis indicated an estimated enterprise value for the Company’s Core Business, excluding any value associated with the Company’s Enhanced Broker Portal Initiative, of $49.6 million to $54.3 million.

Duff & Phelps used a venture capital derived discount rate of 30.0% for the Company’s Enhanced Broker Portal Initiative, reflecting the inherent risk associated with the launch of the Enhanced Broker Portal Initiative self-service procurement platform, to discount the projected unlevered free cash flows and terminal value. Duff & Phelps calculated the Enhanced Broker Portal Initiative’s projected unlevered free cash flows by taking the Company’s tax-affected EBITDA, subtracting taxes, adding back depreciation and amortization, subtracting capital expenditures and adjusting for changes in free cash flows. Duff & Phelps estimated the Enhanced Broker Portal Initiative’s terminal value in 2023 using a perpetuity growth formula assuming a 3.0% terminal growth rate and a discount rate, based on the Company’s overall weighted average cost of capital, of 14.25%. Duff & Phelps believes that this discount rate is consistent with the rate of return that security holders could expect to realize on alternative investment opportunities with similar risk profiles to the Transaction.

Based on these assumptions, Duff & Phelps’ discounted cash flow analysis indicated an estimated enterprise value for the Company’s Enhanced Broker Portal Initiative of $6.3 million to $15.7 million. Such range was established using both the Enhanced Broker Portal Initiative and an adjusted version of the Enhanced Broker Portal Initiative that incorporates certain adjustments thereto made by management of the Company.

Selected Public Companies Analysis

Duff & Phelps compared certain financial information of the Company to corresponding data and ratios from publicly traded companies in the energy management and brokerage industries that Duff & Phelps deemed relevant to its analysis. The six companies included in the selected public company analysis in the energy management industry were:

•	ESCO Technologies, Inc.

•	EnerNOC, Inc.

•	Itron, Inc.

•	Ameresco, Inc.

•	PowerSecure International, Inc.

•	Inspired Energy plc

Duff & Phelps also included the following seven companies in the selected public company analysis in the brokerage industry due to similarities to the Company in terms of business model and role as a market intermediary:

•	RE/MAX Holdings, Inc.

•	Realogy Holdings Corp.

•	CBRE Group, Inc.

•	Brown & Brown, Inc.

•	Arthur J. Gallagher & Co.

•	Jardine Lloyd Thompson Group plc

•	Willis Group Holdings Public Limited Company

Although none of these selected public companies is directly comparable to the Company, Duff & Phelps selected these companies for its analysis based on their relative similarity, primarily in terms of business model and primary customers, to that of the Company. For purposes of its analysis, Duff & Phelps used certain publicly available historical financial data and consensus equity analyst estimates for the selected public companies. This analysis produced valuation multiples of selected financial metrics which Duff & Phelps utilized to estimate the enterprise value of the Company’s Core Business, excluding any value associated with the Company’s Enhanced Broker Portal Initiative, which was determined separately using a discounted cash flow analysis as previously discussed.

The tables below summarize certain observed trading multiples and historical and projected financial performance, on an aggregate basis, of the selected public companies as of October 31, 2014. The revenue and EBITDA estimates for 2014 and 2015 in the tables below for the selected public companies were derived based on information for the 12-month periods ending closest to the Company’s 2014 and 2015 fiscal years for which information was available.

	Revenue Growth			EBITDA Growth			EBITDA Margin
	LTM	2014E	2015E	LTM	2014E	2015E	LTM	2014E	2015E
Energy Management
Mean	20.8%	7.7%	13.2%	-1.4%	-15.9%	28.6%	14.4%	15.6%	19.2%
Median	20.2%	3.9%	9.6%	-2.8%	-0.8%	20.8%	10.9%	10.7%	15.2%
Brokers:
Mean	13.7%	13.7%	8.1%	9.3%	18.5%	12.4%	22.8%	24.2%	24.9%
Median	13.6%	12.2%	8.3%	10.8%	15.0%	11.8%	21.2%	21.5%	20.8%
Aggregate:
Minimum	1.3%	-9.6%	3.5%	-47.0%	-119.5%	3.8%	3.1%	-1.7%	7.0%
Maximum	42.1%	30.8%	37.4%	30.3%	42.4%	59.3%	43.3%	49.2%	49.7%
Mean	17.0%	11.0%	10.5%	4.9%	4.2%	18.3%	18.9%	20.6%	22.5%
Median	13.6%	7.3%	8.3%	7.2%	13.0%	13.4%	14.7%	16.0%	17.4%
World Energy Solutions, Inc.	8.8%	15.2%	9.8%	83.0%	97.6%	24.6%	15.2%	15.3%	17.3%

Enterprise Value as a Multiple of:
	LTM EBITDA	2014E EBITDA	2015E EBITDA	LTM Revenue	2014E Revenue
Energy Management:
Mean	15.1x	10.5x	8.9x	1.87x	1.80x
Median	13.1x	11.1x	9.7x	0.91x	0.95x
Brokers:
Mean	11.7x	10.5x	9.2x	2.33x	2.20x
Median	11.4x	10.8x	10.3x	2.30x	2.07x
Aggregate:
Minimum	4.3x	3.7x	3.4x	0.90x	0.82x
Maximum	29.3x	13.4x	11.5x	5.66x	5.21x
Mean	13.3x	10.5x	9.1x	2.12x	2.01x
Median	12.3x	10.8x	10.0x	1.90x	1.88x

LTM = Latest twelve months for which financial information was available.

Enterprise Value = (Market Capitalization) + (Debt + Preferred Stock + Non-Controlling Interest) – (Cash & Equivalents)

EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization

Source: Bloomberg, Capital IQ, SEC Filings

Duff & Phelps used the information above, in conjunction with data from its selected M&A transactions analysis described below, to reach the valuation conclusions described below.

None of the selected public companies were identical to the Company. As a result, a complete valuation analysis cannot be limited to a quantitative review of the selected public companies, but also requires complex considerations and judgments concerning differences in financial and operating characteristics of such companies, as well as other factors that could affect their value relative to that of the Company.

Selected M&A Transactions Analysis

Duff & Phelps compared the Company to the target companies involved in the 23 selected merger and acquisition transactions listed in the below table. The selection of these transactions was based, among other things, on the target company’s industry, the relative size of the transaction compared to the Transaction and the availability of public information related to the selected transaction. The selected transactions indicated (i) enterprise value to last twelve months’ EBITDA multiples ranging from 3.8x to 28.6x, with a median of 11.1x and a mean of 12.8x, and (ii) enterprise value to last twelve months’ revenue multiples ranging from 0.40x to 5.63x, with a median of 1.82x and a mean of 2.08x.

Date Announced	Acquirer Name	Target Name
5/29/2014	Cofely USA, Inc.	Ecova, Inc.

1/15/2014	Brown & Brown, Inc.	The Wright Insurance Group, LLC

7/11/2013	Schneider Electric S.A. (nka Schneider Electric SE)	Invensys plc (nka Invensys Limited)

10/3/2013	Accenture plc	Procurian, Inc.

4/22/2013	ABB Ltd.	Power-One, Inc.

4/15/2013	Madison Dearborn Partners, LLC	National Financial Partners Corp.

10/4/2012	World Energy Solutions, Inc.	Northeast Energy Partners, LLC

10/1/2012	Utilitywise Plc	Clouds Environmental Consultancy Ltd.

6/29/2012	Melrose PLC (nka Melrose Industries plc)	Elster Group SE

1/30/2012	Siemens Canada Limited	RuggedCom, Inc.

1/9/2012	MITIE Group PLC	Utilyx Limited

12/12/2011	ABB Schweiz AG	Newave Energy Holding SA

11/1/2011	World Energy Solutions, Inc.	GSE Consulting, LP

10/17/2011	World Energy Solutions, Inc.	Northeast Energy Solutions, LLC

6/1/2011	Schneider Electric España, S.A.	Telvent Git, S.A.

5/19/2011	Toshiba Corporation, Innovation Network Corporation of Japan	Landis+Gyr AG

3/29/2011	GE Energy Management	GE Energy Power Conversion France SAS

3/3/2011	Johnson Controls, Inc.	EnergyConnect Group, Inc.

2/11/2011	Carillion plc	Eaga plc (nka Carillion Energy Services Limited)
8/12/2009	MITIE Group PLC	Dalkia Energy and Technical Services and Dalkia Lighting and Electrical Services

9/17/2007	EnerNOC, Inc.	MDEnergy, LLC

5/23/2007	World Energy Solutions, Inc.	EnergyGateway, LLC

2/25/2007	Itron, Inc.	Actaris SAS (nka Itron France SARL)

Summary of Selected Public Companies / M&A Transactions Analyses

In order to estimate a range of enterprise values for the Company’s Core Business, excluding any value associated with the Company’s Enhanced Broker Portal Initiative, Duff & Phelps applied valuation multiples to (i) the Company’s projected adjusted EBITDA for the fiscal year ending December 31, 2014, of 9.5x to 10.5x; (ii) the Company’s projected adjusted EBITDA for the fiscal year ending December 31, 2015, of 7.0x to 8.0x; and (iii) the Company’s last twelve months’ adjusted total revenue for the period ending September 30, 2014, of 1.45x to 1.55x. In each case, adjusted EBITDA and adjusted total revenue exclude both non-recurring items as well as several public company costs, as provided by Company management.

Valuation multiples were selected, in part, by taking into consideration historical and projected financial performance metrics of the Company relative to such metrics of the selected public companies and selected transactions, including, but not limited to, the Company’s smaller size on a revenue and EBITDA basis, lower EBITDA margins than the aggregate median of the selected public companies but higher projected EBITDA growth than the aggregate median of the selected public companies. Based on these selected valuation multiples, the enterprise value indication for the Company’s Core Business, excluding any value associated with the Company’s Enhanced Broker Portal Initiative and certain non-cash earnings projected through the Company’s fiscal year ending December 31, 2019, ranged from $51.6 million to $57.5 million.

Premiums Paid Analysis

As a supplemental analysis, Duff & Phelps determined the premiums paid by acquirers over the public market trading prices in merger and acquisition transactions involving a change of control of the target. The premiums paid analysis is supplementary only, and Duff & Phelps did not explicitly estimate the value of the Company based on this analysis. The transactions analyzed by Duff & Phelps included transactions announced after October 2011 involving target companies with businesses deemed relevant by Duff & Phelps. The following summarizes the result of these calculations:

		Median Stock Price Premium (Median)
	Number of Transactions	1-Day Prior (%)	1-Week Prior (%)	1-Month Prior (%)
Energy Equipment and Services	16	33.7	31.7	30.2
Software	65	31.8	37.1	39.1
US Companies with Enterprise Value between $25 and $100 million	71	45.6	42.7	43.7
Total US M&A Activity	542	28.8	30.6	32.9

Duff & Phelps noted that based on the premium paid analysis the Consideration to be received by the stockholders of the Company pursuant to the Merger Agreement implies a 32.9% premium over the Company’s common stock closing price of $4.14 per Share on October 31, 2014.

Summary of Analyses

The range of estimated enterprise values for the Company’s Core Business that Duff & Phelps derived from its discounted cash flow analysis was $49.6 million to $54.3 million, and the range of estimated enterprise values that Duff & Phelps derived from its selected public companies / M&A transactions analyses was $51.6 million to $57.5 million. Duff & Phelps concluded that the Company’s Core Business enterprise value was within a range of $50.6 million to $55.9 million based on the analyses described above.

Based on its conclusions regarding the enterprise value of the Company’s Core Business, Duff & Phelps estimated the range of aggregate common equity value of the Company to be $59.9 million to $74.9 million by:

•	Adding cash and equivalents of $2.8 million as of September 30, 2014;

•	Adding the present value of the Enhanced Broker Portal Initiative of approximately $6.3 million to $15.7 million;

•	Adding the estimated value of the Company’s net operating loss carryforwards (derived by estimating the present value of projected tax savings from these carryforwards after giving consideration to the limitations resulting from a change of control transaction such as the Transaction) of approximately $3.1 million;

•	Adding the present value of the Company’s tax benefits of amortization of approximately $7.6 million to $7.9 million;

•	Subtracting the after-tax cost of legal fees associated with litigation and settlements of approximately $0.7 million; and

•	Subtracting debt of $9.7 million as of September 30, 2014.

Based on the foregoing analysis, Duff & Phelps estimated the value of each Share, on a fully diluted basis, to range from $4.70 to $5.88. Duff & Phelps noted that the Consideration to be received by the stockholders of the Company pursuant to the Merger Agreement was within the range of the per Share value indicated by its analyses.

Duff & Phelps’ opinion and financial analyses were only one of the many factors considered by the Special Committee and the Board in their evaluation of the Transaction and should not be viewed as determinative of the views of the Special Committee or the Board.

Miscellaneous

The Special Committee selected Duff & Phelps because Duff & Phelps is a leading independent financial advisory firm, offering a broad range of valuation and investment banking services, including fairness and solvency opinions, mergers and acquisitions advisory, mergers and acquisitions due diligence services, financial reporting and tax valuation, fixed asset and real estate consulting, employee stock ownership plan (ESOP) and Employee Retirement Income Security Act (ERISA) advisory services, legal business solutions and dispute consulting. Since 2005, Duff & Phelps has rendered over 472 fairness opinions in transactions aggregating over $142 billion and is regularly engaged in the valuation of businesses and securities in the preparation of fairness opinions in connection with mergers, acquisitions and other strategic transactions.

Fees and Expenses

The aggregate amount of the fees that the Company has agreed to pay Duff & Phelps for its services in connection with the rendering of its opinion to the Special Committee, are $225,000 due and payable as follows: $112,500 in cash upon execution of the engagement letter for Duff & Phelps to serve as financial advisor to the Special Committee in its review of the Transaction; and the remaining $112,500 in cash upon notification that the Duff & Phelps’ opinion was completed and ready for delivery. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in the opinion or whether the Transaction is successfully consummated. Furthermore, Duff & Phelps is entitled to be paid additional fees at Duff & Phelps’ standard hourly rates for any time incurred should Duff & Phelps be called upon to support its findings subsequent to the delivery of its opinion. The Company has also agreed to reimburse Duff & Phelps for its out-of-pocket expenses and reasonable fees and expenses of counsel, consultants and advisors retained by Duff & Phelps in connection with the engagement. The Company has also agreed to indemnify Duff & Phelps for certain liabilities arising out of its engagement.

The terms of the fee arrangements with Duff & Phelps, which the Company believes are customary in transactions of this nature, were negotiated at arm’s length, and the Special Committee and the Board are aware of these fee arrangements.

Other than this engagement, during the two years preceding the date of its opinion, Duff & Phelps has not had any material relationship with any party to the Merger Agreement for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Intent to Tender.

To the knowledge of the Company, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially by such persons for purchase pursuant to the Offer (other than any Shares held by directors or executive officers that may be transferred prior to the Expiration Date for estate planning or philanthropic purposes). In addition, each of the Company’s executive officers and directors has entered into a Tender and Support Agreement, pursuant to which they have agreed to tender all of their Shares in the Offer. See Item 3 above under the heading “Arrangements with EnerNOC and Merger Sub-Tender and Support Agreements.”

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf in connection with the Offer or the Merger.

Duff & Phelps

The Special Committee retained Duff & Phelps to provide financial advisory services in connection with the Offer and the Merger. Pursuant to the terms of Duff & Phelps’s engagement letter with the Company, the Company is obligated to pay Duff & Phelps a fee of $225,000. The Company also has agreed to reimburse Duff & Phelps for its reasonable out-of-pocket expenses and to indemnify Duff & Phelps and certain related parties against certain liabilities and expenses related to or arising out of Duff & Phelps’s engagement, including liabilities under federal securities laws.

Canaccord

In February 2014, the Company retained Canaccord to provide financial advisory services in connection with a review of the Company’s strategic alternatives, including an analysis and evaluation of the Company’s business, operations, financial condition and prospects. Under the terms of that engagement, Canaccord would also assist the Company’s management in the development of a mergers and acquisitions strategy and an evaluation of the Company’s financing needs and available financing alternatives. Under the terms of the agreement, the Company paid Canaccord a retainer fee of $100,000. In the event that a transaction is consummated, the Company shall pay Canaccord a “success fee” equal to 2% of the “aggregate consideration” paid in the sale transaction, less 50% of the retainer fee previously paid. For purposes of the agreement, “aggregate consideration” includes the total amount of cash consideration and assumed indebtedness.

Item 6.	Interest in Securities of the Subject Company

Securities Transactions

No transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, except for the following:

•	Each of the Company’s executive officers and directors entered into a Tender and Support Agreement, dated November 4, 2014, with EnerNOC and Merger Sub, as described under Item 3 above; and

•	On September 18, 2014, each of the members of the Board received Shares, at a price per share of $4.25, as compensation for their services in the ordinary course as follows:

Name	Number of Shares
John Fox	2,059
Edward Libbey	2,648
Peter Londa	2,942
Thad Wolfe	2,353
Ralph Sheridan	2,059
Sean Sweeney	2,059

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as set forth in this Schedule 14D-9, including with respect to any negotiations that may be ongoing in respect of the activities during the Go-Shop Period the disclosure of which would jeopardize the continuation of the negotiations, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

Except as set forth in this Schedule 14D-9, including with respect to any negotiations that may be ongoing in respect of the Go-Shop Period the disclosure of which would jeopardize the continuation of the negotiations, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, Special Committee or Board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8.	Additional Information

Certain Management Projections

Introduction

On October 9, 2014, the Company provided financial projections to Duff & Phelps (the “Projections”) of (i) the operating performance of the Company for fiscal years 2014 through 2020; and (ii) the operating performance of the Enhanced Broker Portal Initiative for fiscal years 2015 (when revenue is first projected) through 2018 using both a “Base Model” format and a “Base Model plus Overlay” format.

With respect to the Projections related to the Enhanced Broker Portal Initiative, the Base Model represents a direct sales approach to recruiting brokers to the Company’s solution, on a broker by broker basis. The Base Model plus Overlay forecasts modeling a situation where suppliers discontinue their brokers and redirect them to the Company’s portal to enable the Company to attract multiple brokers at one time.

Cautionary Notes

While the Company prepares projections from time to time for internal use, including for budget planning and for making new hire determinations, the Company does not, as a matter of course, publicly disclose long-term projections as to future performance or earnings due to the significant unpredictability of the underlying assumptions and estimates.

The Projections were prepared solely for internal use and were not prepared with a view toward ultimate public disclosure, nor were they prepared in accordance with US GAAP, IFRS or any other generally accepted accounting principles, or with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or projections.

Neither the Company’s independent public accounting firm nor any other independent accountants have compiled, examined or performed any procedures with respect to the Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the Projections.

The Projections related to the Enhanced Broker Portal Initiative have no historical basis on which to base the Company’s assumptions.

While presented with numerical specificity, the Projections reflect numerous estimates and assumptions made with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, including the Company’s revenues, expectations of backlog and energy prices, and its expectations in growth in revenue, operating results, operating margins, and free cash flow, all of which are difficult to predict and many of which are beyond the Company’s control.

The Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the Projections constitute forward-looking statements and are subject to a variety of factors that could cause actual results to differ materially from the results forecasted in the Projections, including, but not limited to, the factors set forth in the Annual Report on Form 10-K filed with the SEC on March 31, 2014 and the other current and period reports filed by the Company with the SEC, and those set forth in “Forward-Looking Statements” below.

There can be no assurance that the financial results set out in the Projections will be realized or that actual results will not be significantly higher or lower than projected.

The Projections cover multiple years and such information by its nature becomes less predictive with each successive year. In addition, the Projections will be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control.

The Projections also reflect assumptions as to certain business decisions that are subject to change and cannot, therefore, be considered a guarantee of future operating results.

Moreover, the inclusion of the Projections should not be regarded as an indication that the Company, EnerNOC, any of their respective advisors or anyone who received this information (or any information relating to the Company or EnerNOC which may have been considered or referred to by the Company’s management in preparing such Projections or evaluating the Offer) then considered, or now considers, the information necessarily predictive of actual future events.

None of the Company, EnerNOC, their respective advisors or any of their affiliates intends to, and each of them disclaims any obligation to, update or revise the Projections, except to the extent required by applicable law.

Certain of the Projections with respect to the year ended December 31, 2014, presented below were based in part on actual numbers and in part on estimates, as they were prepared before the end of 2014. Investors are directed to the information regarding the Company’s actual financial results contained in subsequent quarterly and annual reports, including the Company’s consolidated financial statements and accompanying notes thereto.

The Projections do not take into account any circumstances or events occurring after the date they were prepared or any circumstances resulting from or otherwise relating to the Offer, including the periodic reports prepared and filed with the SEC after the date in which the Projections were prepared, the announcement that the Company entered into the Merger Agreement with EnerNOC, or any subsequent integration activities. Any such delay or cancellation of orders could adversely affect the Company’s ability to achieve the results reflected in the Projections. Further, the Projections do not take into account the effect of the public disclosures referred to above followed by any failure of the Offer to be consummated in accordance with the terms of the Merger Agreement, and should not be viewed as accurate or continuing in that context.

The inclusion of the Projections should not be deemed an admission or representation by the Company (or any other person) that the Projections are viewed by the Company as material information of the Company. To the contrary, the Company views the Projections as non-material because of the inherent risks and uncertainties associated with such long-term forecasts.

The Projections are not being included in this Schedule 14D-9 to influence your decision whether to tender your shares in the Offer, but because they were made available by the Company’s management to (i) EnerNOC, (ii) Duff & Phelps, (iii) the Special Committee, in connection with their financial analyses and their advice to the Board, and (iv) the Board. The information from the Projections should be evaluated, if at all, in conjunction with, among other things: (i) the other information regarding the Company contained elsewhere in this Schedule 14D-9, (ii) the important information relating to the Offer set out in the Offer to Purchase and Letter of Transmittal, and (iii) the historical financial statements and other information regarding the Company and its business and results of operations contained in the Company’s public filings with the SEC.

In light of the foregoing factors and the uncertainties inherent in the Projections, shareholders are cautioned not to place undue, if any, reliance on the Projections.

Projected Financial Information

The Company provided the following internal non-public Projections for fiscal years 2014 through 2020 to Duff & Phelps on October 9, 2014.

	2014	2015	2016	2017	2018	2019	2020
Revenue	$40,221,223	$44,041,320	$48,373,723	$51,306,072	$53,977,343	$56,707,139	$59,208,963
Net Income	$809,022	$2,299,890	$4,657,428	$6,275,326	$7,597,715	$8,688,653	$9,501,148
EPS	$0.06	$0.18	$0.37	$0.50	$0.61	$0.69	$0.76
EBITDA	$5,296,925	$6,814,035	$8,709,600	$9,030,026	$9,577,719	$10,402,700	$11,108,401
EBITDA Margin	13%	15%	18%	18%	18%	18%	19%
Adjusted EBITDA	$5,993,459	$7,503,694	$9,399,260	$9,719,686	$10,267,379	$11,092,359	$11,798,060
Cash	$4,221,477	$7,997,931	$13,802,496	$20,703,379	$28,575,403	$39,904,777	$52,458,651

The Company provided the following internal non-public Projections for the Enhanced Broker Portal Initiative—Base Model for fiscal years 2015 through 2018 to Duff & Phelps dated October 9, 2014.

	2015	2016	2017	2018
Revenue	$59,063	$857,813	$2,954,813	$5,535,000
Gross Profit	($5,937)	$757,063	$2,821,563	$5,366,000
Net Margin	($538,746)	($242,331)	$1,054,193	$2,776,433
EBITDA	($474,163)	($69,831)	$1,298,359	$3,019,350
Capital Expenditures	$440,000	$240,000	$190,000	$190,000

The Company provided the following internal non-public Projections for the Enhanced Broker Portal Initiative—Base Model plus Overlay for fiscal years 2015 through 2018 to Duff & Phelps dated October 9, 2014.

	2015	2016	2017	2018
Revenue	$70,875	$1,063,125	$4,990,275	$12,200,625
Gross Profit	$70,785	$994,875	$4,587,275	$11,563,625
Net Margin	($565,979)	($373,924)	$1,699,502	$6,556,668
EBITDA	($476,396)	($101,424)	$2,043,668	$6,874,585
Capital Expenditures	$740,000	$240,000	$190,000	$190,000

Golden Parachute Payments

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Offer and the Merger and that may be paid or become payable to the Company’s named executive officers, which is referred to as the “golden parachute” compensation. The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each of the Company’s named executive officers that is based on or otherwise relates to the Merger.

Please note that the amounts indicated below are estimates based on the material assumptions described in the notes to the table below, which may or may not actually occur. Some of these assumptions are based on information not currently available and, as a result, the actual amounts, if any, that may be paid or become payable to a named executive officer may differ materially from the amounts set forth below. Furthermore, for purposes of calculating such amounts, the Company has assumed the following:

•	the price per Share paid by EnerNOC in the Offer is $5.50 per Share;

•	the Merger closed on November 5, 2014, the last practicable date prior to the filing of this Schedule 14D-9; and

•	the named executive officers were terminated without cause, the Company did not extend their employment term or for Mr. Adams only, Mr. Adams resigned for “good reason”, in each case, immediately following the Merger on November 5, 2014, which is the last practicable date prior to the filing of this Schedule 14D-9.

Name	Cash ($) (1), (3)	Equity ($) (2), (3)	Total
Chief Executive Officer (PEO), Philip Adams	$426,575	$412,500	$839,075
Chief Operating Officer, Martha Danly	$0	$0	$0
Chief Financial Officer (PFO), James Parslow	$0	$0	$0

(1)	The amount reported for Mr. Adams consists of (i) one times his annual base salary ($300,000) in effect as of the date of termination under the terms of his employment agreement with the Company dated February 7, 2013, payable in twelve monthly installments in accordance with the Company’s payroll practice then in effect, beginning 45 days after the date of termination if he is either terminated without “cause” or terminates his employment for “good reason”; and (ii) a pro-rated payment of Mr. Adams’ maximum potential bonus under the Company’s 2014 Bonus Compensation Plan for executive officers, based upon the percentage of the fiscal year ending December 31, 2014 that Mr. Adams would have worked on the above assumptions ($126,575).
(2)	The amount reported consists of cash to be received in respect of unvested restricted stock awards that would accelerate if Mr. Adams’ employment is involuntarily terminated other than for “cause” at any time within 6 months of a “change of control” of the Company. Under the Merger Agreement, each restricted stock award is being converted into a right to receive unvested cash at the Offer Price per share of restricted stock. Upon acceleration of Mr. Adams’ unvested awards, his right to receive such cash payment will automatically vest and become payable.

(3)	See “Item 3—Arrangements with the Company’s Executive Officers, Directors and Affiliates” for more information on these arrangements.

Philip Adams Employment Agreement

Effective February 7, 2013, the Company and Mr. Adams entered into an employment agreement (the “Employment Agreement”) to reflect his new role and responsibilities as the Company’s Chief Executive Officer. Under the Employment Agreement, Mr. Adams is paid a base salary of $25,000 per month, and is eligible for a bonus based on criteria to be determined by the Board.

Pursuant to the Employment Agreement, Mr. Adams may be terminated at will or for “cause”, as defined in the Employment Agreement, or Mr. Adams may terminate his employment for any reason or for “good reason,” also as defined in the Employment Agreement. In the event that Mr. Adams is terminated at will or terminates his employment for good reason, Mr. Adams shall receive a severance equal to 12 months of his base salary and a prorated bonus payment based upon the percentage of the fiscal year worked by Mr. Adams prior to such termination (See “Item 3-Bonus Arrangements for Executive Officers” above).

Under the Employment Agreement, “cause” is defined as (i) willful failure or refusal of Mr. Adams to perform his duties under the Employment Agreement; (ii) dishonesty, embezzlement, misappropriation of assets or property (tangible or intangible) of the Company; (iii) gross negligence, willful misconduct, material and willful neglect of duties, theft, fraud, or breach of fiduciary duty to the Company; (iv) violation of federal or state securities laws; (v) the unauthorized disclosure of any trade secret or confidential information of the Company; (vi) the conviction of a felony, including a plea of guilty or nolo contendere.

Under the Employment Agreement “good reason” is defined as “existing upon (i) mutual written agreement by Mr. Adams and the Company that good reason exists; (ii) demotion of Mr. Adams from the position of President and Chief Executive Officer of the Company, without his prior written consent; (iii) reduction in Mr. Adams’ authority and/or responsibilities as President and Chief Executive Officer of the Company, without his prior written consent; (iv) reassignment of Mr. Adams to a place of business more than 50 miles from the place of business where he currently works for the Company; (v) any material breach by the Company of the Employment Agreement; (vi) a reduction in Mr. Adams’ salary and the value of his benefits of greater than 10%, unless such reduction is applied equally to all executives of the Company; or (vii) a termination of Mr. Adams’ employment within twelve (12) months of a change of control (as defined in the Employment Agreement) for any reason other than cause.

Under the Employment Agreement, a “change of control” is deemed to have occurred upon (i) the sale or disposition of all or substantially all of the assets of the Company to another entity; or (ii) the merger or consolidation of the Company with and into another entity under circumstances in which the Company is not the surviving entity; or (iii) acquisition of a controlling stake in the Company by any third party.

A termination of Mr. Adams’ employment with the Company other than for “cause” within twelve months of a “change of control” (each as defined in the Employment Agreement), would thus result in a severance payment to Mr. Adams of $300,000.

Philip Adams Restricted Stock Agreements

Pursuant to a restricted stock agreement dated June 6, 2012 (as amended on September 17, 2012, the “2012 Agreement”), Mr. Adams received 50,000 shares of restricted common stock. In addition, pursuant to a restricted stock agreement dated February 7, 2013 (as amended on March 25, 2014, together with the 2012 Agreement, the “Restricted Stock Agreements”), Mr. Adams received a 25,000 Restricted Stock Award. Save as set forth below, each Restricted Stock Award vests on the fourth anniversary of the date of the award, provided that Mr. Adams is still employed with the Company at that time. Each Restricted Stock Award will accelerate and become immediately vested upon Mr. Adams involuntary termination from employment other than for “cause”, as defined in the Restricted Stock Agreements, at any time within six months of a “change of control”, also as defined in the Restricted Stock Agreements.

Under the Restricted Stock Agreements, “cause” is defined as Mr. Adams’ (i) failure to comply with any law or regulation affecting the business of the Company, (ii) commission of an act of fraud upon, or act evidencing dishonesty to, the Company, (iii) misappropriation of any funds, property or rights of the Company, (iv) willful breach or habitual neglect of his job duties or his failure or refusal to comply with explicit lawful directives of the Company, (v) conviction of a felony or a misdemeanor involving moral turpitude, (vi) use or possession of illegal drugs at work or his working under the influence of illegal drugs, or (vii) breach of any noncompetition or confidentiality agreements with, or written policies of, the Company to which Mr. Adams is bound or subject.

Under the Restricted Stock Agreements, “change of control” is defined as any merger, share exchange, consolidation, or purchase of shares of the outstanding capital stock of the Company (other than as part of a financing transaction) after which the voting securities of the Company outstanding immediately prior thereto represent, either by remaining outstanding or by being converted into voting securities of the surviving or acquiring entity, less than fifty percent (50%) of the combined voting power of the voting securities of the Company or such surviving or acquiring entity outstanding immediately after such event.

An involuntary termination of Mr. Adams’ employment with the Company other than for “cause” (as defined in the Restricted Stock Agreements) within six months of a “change of control” (also as defined in the Restricted Stock Agreements), would thus result in the immediate vesting of the 75,000 shares of restricted stock currently held by Mr. Adams.

Litigation Related to the Offer and the Merger

On November 6, 2014, Plaintiff George P. Assad, Jr. filed a putative class action lawsuit captioned Assad v. World Energy Solutions, Inc. et al., Civil Action No. 3:13-CV-10324, was filed in the Court of Chancery of the State of Delaware (the “Complaint”) against the Company, the members of the Board, and the Offerors in connection with the proposed Merger. The Complaint alleges that the members of the Board breached their fiduciary duties to the Company’s stockholders in connection with the proposed transaction Merger. Plaintiff alleges that the members of the Board failed to inform themselves sufficiently of the Company’s value, that the Offer Price undervalues the Company, and that the Merger Agreement contains unreasonable deal protection devices that purportedly preclude competing offers. Plaintiffs allege claims against EnerNOC and Merger Sub for aiding and abetting such alleged breaches of fiduciary duties. The Complaint seeks injunctive relief, including enjoining or rescinding the Merger, damages, and an award of other unspecified attorneys’ and other fees and costs, and other relief.

Although the outcome of this matter cannot be predicted with any certainty, the Company believes the Complaint is without merit and intends to defend vigorously against it.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time are entitled to appraisal rights in connection with the Merger under Section 262.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached to this Schedule 14D-9 as Annex II. All references in Section 262 and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 as well as the information discussed below.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount to be determined to be the fair value. The “fair value” of such shares as determined by the Delaware Court of Chancery could be greater than, less than or the same as the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

Under Section 262, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262. A copy of Section 262 is attached as Annex II to this Schedule 14D-9. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which shall occur on the date on which acceptance and payment for the Shares occurs, and 20 days after the date of mailing of this Schedule 14D-9, deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Written Demand by the Record Holder.

All written demands for appraisal should be addressed to World Energy Solutions, Inc., 100 Front Street, Worcester, Massachusetts 01608, attention: Chief Executive Officer. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should consult with their broker, bank or other nominee to determine the appropriate procedures for the broker, bank or other nominee to make a demand for appraisal of those Shares and otherwise take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by or on behalf of the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. The Delaware Register in Chancery, if ordered by the Delaware Court of Chancery, will give notice by registered or certified mail of the time and place fixed for the hearing on the petition to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

At the hearing on the petition, the Delaware Court of Chancery will determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded appraisal for their Shares and who hold stock represented by certificates to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Neither EnerNOC nor the Company anticipates offering more than an amount equal to the Offer Price to any stockholder exercising appraisal rights, and reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262, the fair value of a Share is less than the amount of the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under Section 262. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith and, in the case of holders of shares represented by certificates, upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in the Merger. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. If no petition for appraisal is filed within 120 days after the Effective Time, or if a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party delivers a written withdrawal of the stockholder’s demand for appraisal and an acceptance of the terms offered in the Merger within 60 days after the Effective Time, then the right of the stockholder to appraisal will cease. Any attempt to withdraw made more than 60 days after the Effective Time will require our written approval, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and may be conditioned on such terms as the Delaware Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the consideration offered pursuant to the Merger Agreement within 60 days after the Effective Time. If the stockholder fails to perfect, successfully withdraws or loses the appraisal right, the stockholder’s Shares will be converted into the right to receive the consideration payable in the Merger.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 is included as Annex II to this Schedule 14D-9.

Anti-Takeover Statute

The Company is subject to the provisions of Section 203 of the DGCL, which imposes certain restrictions upon business combinations involving the Company. The following description is not complete and is qualified in its entirety by reference to the provisions of Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation such as the Company from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers such as the proposed Merger) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless:

•	prior to such time the Board of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time as the business combination is approved by the Company Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203 of the DGCL, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation, or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

A Delaware corporation may elect not to be covered by Section 203 of the DGCL in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by Section 203 of the DGCL is not effective until 12 months after the adoption of such amendment (except in the case of a corporation that both (i) has never had a class of voting stock listed on a national securities exchange or held of record by more than 2,000 stockholders, and (ii) has not elected in its original certification or any amendment thereto to be governed by Section 203) and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption. Neither the Company’s Certificate of Incorporation nor By-Laws exclude the Company from the coverage of Section 203 of the DGCL.

The restrictions contained in Section 203 of the DGCL applicable to a business combination will not apply to the execution, delivery or performance of the Merger Agreement and the consummation of the Offer, the Merger and the other transactions contemplated thereby (including the transactions contemplated by each of the Tender and Support Agreements), because the provisions of Section 203 of the DGCL have been satisfied by the approval of the Offer and the Merger by the Board.

Stockholder Approval Not Required

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder votes or consents will be necessary to effect the Merger.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements with respect to the Offer and related transactions, including the benefits expected from the transaction and the expected timing of the completion of the transaction. When used in this document, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to the number of stockholders of the Company who may tender their stock in the Offer, the outcome of marketing efforts conducted during the “Go-Shop” period, and general economic and business conditions. The Company does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Risk factors that could cause actual results of the Offer to differ materially include the following: failure to satisfy conditions to the transaction, the risk that the Company’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above. Further information on factors that could affect the Company’s financial results is provided in documents filed by the Company with the SEC, including the Company’s recent filings on Form 10-Q and Form 10-K.

Item 9.	Exhibits

Exhibit Number	Description

(a)(1)	Offer to Purchase, dated November 19, 2014 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of EnerNOC, Inc. and Wolf Merger Sub Corporation, filed with the SEC on November 19, 2014).

(a)(2)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO of EnerNOC, Inc. and Wolf Merger Sub Corporation, filed with the SEC on November 19, 2014).

(a)(3)	Opinion of Duff & Phelps Corporation, dated November 1, 2014 (included as Annex I to this Schedule 14D-9).

(a)(4)	Press Release, issued by EnerNOC, Inc. (incorporated by reference to Exhibit 99.1 to EnerNOC, Inc.’s Current Report on Form 8-K filed with the SEC on November 4, 2014).

(a)(5)	Press Release, issued by World Energy Solutions, Inc. (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 5, 2014).

(a)(6)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO of EnerNOC, Inc. and Wolf Merger Sub Corporation, filed with the SEC on November 19, 2014).

(a)(7)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO of EnerNOC, Inc. and Wolf Merger Sub Corporation, filed with the SEC on November 19, 2014).

(a)(8)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO of EnerNOC, Inc. and Wolf Merger Sub Corporation, filed with the SEC on November 19, 2014).

(a)(9)	Summary Advertisement as published in The New York Times on November 19, 2014 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO of EnerNOC, Inc. and Wolf Merger Sub Corporation, filed with the SEC on November 19, 2014).

(d)(1)	Agreement and Plan of Merger, dated November 4, 2014 by and among World Energy Solutions, Inc., EnerNOC, Inc. and Wolf Merger Sub Corporation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed with the SEC on November 5, 2014).

(d)(2)	Non-Disclosure Agreement, effective as of April 15, 2014, as amended by amendments dated June 11, 2014, August 20, 2014, October 3, 2014, October 15, 2014 and October 31, 2014 between World Energy Solutions, Inc. and EnerNOC, Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO of EnerNOC, Inc. and Wolf Merger Sub Corporation, filed with the SEC on November 19, 2014).

(d)(3)	Form of Tender Support Agreement dated November 4, 2014, by and among EnerNOC, Inc., Wolf Merger Sub Corporation and certain stockholders of World Energy Solutions, Inc. (incorporated by reference to the Current Report on Form 8-K, filed by the Company on November 5, 2014).

(e)(1)	Form of Director and Officer Indemnification Agreement between World Energy Solutions, Inc. and each of the officers and directors thereof (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 5, 2014).

(e)(2)	Employment Agreement, dated February 7, 2013 by and between World Energy Solutions, Inc. and Philip V. Adams (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 13, 2013).

(e)(3)*	Restricted Stock Agreement dated June 6, 2012 (as amended on September 17, 2012), by and between Philip V. Adams and World Energy Solutions, Inc.

(e)(4)*	Restricted Stock Agreement dated February 7, 2013 (as amended on March 25, 2014), by and between Philip V. Adams and World Energy Solutions, Inc.

(e)(5)	World Energy Solutions, Inc. 2006 Stock Incentive Plan (as amended as of May 31, 2012) (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (File No. 333-181808).

*	Attached hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Philip V. Adams
Name: Philip V. Adams
Title: President

Dated: November 19, 2014

ANNEX I

Confidential	November 1, 2014

Special Committee of the Board of Directors of World Energy Solutions, Inc. 100 Front Street 20th Floor Worcester, MA 01608

Special Committee:

World Energy Solutions, Inc. (the “Company”) has engaged Duff & Phelps, LLC (“Duff & Phelps”) to serve as an independent financial advisor to a Special Committee (the “Special Committee”) of the Board of Directors (the “Board of Directors”) of the Company (solely in their capacity as members of the Special Committee and the Board of Directors) to provide an opinion (the “Opinion”) as of the date hereof as to the fairness, from a financial point of view, to the public stockholders of the Company of the consideration to be received by such holders in the contemplated transaction described below (the “Proposed Transaction”) (without giving effect to any impact of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder).

Description of the Proposed Transaction

It is Duff & Phelps’ understanding that pursuant to the Proposed Transaction, among other things, Wolf Merger Sub Corporation, a Delaware corporation and a wholly-owned subsidiary (“Merger Sub”) of EnerNOC, Inc. (“Parent”) will commence a tender offer (the “Offer”) to purchase all outstanding shares of common stock, par value $.0001 per share, of the Company (the “Target Common Stock”) at a purchase price of $5.50 per share in cash (the “Offer Price”), and, following consummation of the Offer, Merger Sub will merge with and into the Company and each outstanding share of Target Common Stock not tendered in the Offer will be converted into the right to receive the Offer Price. The terms and conditions of the Proposed Transaction are more fully set forth in Agreement and Plan of Merger (the “Merger Agreement”) proposed to be entered into among the Company, Parent and Merger Sub.

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

a.	The Company’s annual reports and audited financial statements on Form 10-K filed with the Securities and Exchange Commission (“SEC”) for the years ended December 31, 2009 through December 31, 2013 and the Company’s unaudited interim financial statements for the six months ended June 30, 2014 and the nine months ended September 30, 2013 and September 30, 2012 included in the Company’s Form 10-Q filed with the SEC;

Duff & Phelps, LLC	T +1 212 871 2000	www.duffandphelps.com
55 East 52nd Street
Floor 31
New York, NY 10055

Special Committee of the Board of Directors of

World Energy Solutions, Inc.

November 1, 2014

b.	Unaudited segment and pro forma financial information for the Company for the year ended December 31, 2013 and the nine months ended September 30, 2014, which the Company’s management identified as being the most current financial statements available;

c.	Other internal documents relating to the history, current operations, and probable future outlook of the Company, including financial projections, prepared by management of the Company;

d.	A letter dated October [31], 2014 from the Company, which included certain representations from the Company’s management as to historical financial statements, financial projections and the underlying assumptions, and a pro forma schedule of assets and liabilities (including identified contingent liabilities) for the Company on a post-transaction basis;

e.	A draft, dated as of October 30, 2014 of the Merger Agreement; and

f.	Various documents and presentations related to the Proposed Transaction, including a “Board Presentation” dated September 18, 2014, a “Project WOLF Discussion Materials” presentation dated August 27, 2014, and the “World Energy Solutions (XWES): The Investment Opportunity” presentation dated as of August 2014;

2.	Discussed the information referred to above and the background and other elements of the Proposed Transaction with the management of the Company;

3.	Reviewed the historical trading price and trading volume of the Target Common Stock and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

4.	Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and

5.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the Company’s consent:

1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information;

2.	Relied upon the fact that the Special Committee, the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;

3.	Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no opinion with respect to such projections or the underlying assumptions;

4.	Assumed that information supplied and representations made by Company management are substantially accurate regarding the Company and the Proposed Transaction;

Special Committee of the Board of Directors of

World Energy Solutions, Inc.

November 1, 2014

5.	Assumed that the representations and warranties made in the Merger Agreement are substantially accurate;

6.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

7.	Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

8.	Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

9.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company or the contemplated benefits expected to be derived in the Proposed Transaction.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Merger Agreement and the Proposed Transaction, or (iii) advise the Special Committee, the Board of Directors or any other party with respect to alternatives to the Proposed Transaction.

Duff & Phelps is not expressing any opinion as to the market price or value of the Target Common Stock (or anything else) after the announcement or the consummation of the Proposed Transaction. This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the consideration to be received by the public shareholders of the Company in the Proposed Transaction, or with respect to the fairness of any such compensation.

Special Committee of the Board of Directors of

World Energy Solutions, Inc.

November 1, 2014

This Opinion is furnished solely for the use and benefit of the Special Committee in connection with its consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent. This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Special Committee, the Board of Directors or any stockholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (iv) does not indicate that the consideration received is the best possibly attainable under any circumstances; instead, it merely states whether the consideration in the Proposed Transaction is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This letter should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this letter shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and the Company dated September 26, 2014 (the “Engagement Letter”). This letter may not be reproduced, disseminated, quoted from or referred to, in whole or in part, without Duff & Phelps’ written consent, except as otherwise contemplated by the terms set forth in the Engagement Letter.

Disclosure of Prior Relationships

Duff & Phelps has acted as financial advisor to the Special Committee and will receive a fee for its services. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in this Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps’ fee is payable upon Duff & Phelps’ stating to the Special Committee that it is prepared to deliver its Opinion. Other than this engagement, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof the consideration to be received by the public stockholders of the Company in the Proposed Transaction is fair from a financial point of view to such stockholders (without giving effect to any impact of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder).

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

/s/ Duff & Phelps, LLC

Duff & Phelps, LLC

ANNEX II

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW—RIGHTS OF APPRAISAL

Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to

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each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together

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with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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